July 14, 2005

Securities Exchange Commission	Telephone Number:	202-551-3466
Division of Corporate Finance	Facsimile Number:	202-772-9209
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Aegis Communications Group, Inc.

Form 8-K

Filed May 9, 2005

File No. 0-14315

Ladies and Gentlemen:

On behalf of our Company, Aegis Communications Group, Inc. (the “Company”), attached in electronic format for filing with the Securities and Exchange Commission (the “SEC”), reproduced below are the comments of the Staff of the SEC to the Company as set forth in its letter of comments, dated May 24, 2005, from Matthew Maulbeck, Staff Accountant, (the “Comment Letter”), and the Company’s response to each comment. The Company prepared all responses to the comments contained in the Staff’s letter, and has discussed its responses with BDO Seidman, LLP, the Company’s former independent auditor (“BDO”).

The Company acknowledges that it is responsible for the accuracy and adequacy of disclosures made previously or in the course of replying to SEC staff comments, and that SEC staff comments or changes in response to SEC staff comments in the Company’s disclosure filings do not foreclose the SEC from taking action with respect to any filing. The Company acknowledges that it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.	COMMENT:

Supplementally provide a detailed description of the accounting errors identified by your former auditors relating to the lack of adequate accounting staff, the revenue recognition process, and the timely closing of the books, and the amounts involved. Also, tell us in what period these reportable events occurred and whether or not you intend to restate any prior period for any adjustment resulting from the reportable event; and if not, why not.

RESPONSE:

To begin, we have interpreted your references to “accounting errors” in your Comment Letter to mean the “material weaknesses” in our internal controls over financial reporting first disclosed in our Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 10-K”) and later referenced in our Current Report on Form 8-K filed May 9, 2005. To recap, those identified “material weaknesses” related to (1) lack of adequate accounting staff; (2) revenue recognition process; and (3) timely closing of the books. Those “material weaknesses” were identified by BDO in connection with the Company’s audit for the fiscal year ended December 31, 2004, and the Company does not currently intend to restate any prior period as a result of the identified “material weaknesses.” Against this background, let us address each of the identified “material weaknesses”:

•

LACK OF ADEQUATE ACCOUNTING STAFF: The Company has 39 adjusting entries of various adjusting estimates of accruals, reclassification of amounts between accounts and other accounting entries as a result of the turnover throughout the Finance Department during the 3rd and the 4th quarters of 2004, including the departure of the Chief Financial Officer on September 30, 2004 and the departure of the Controller on August 26, 2004. This was exacerbated by the departure of the General Ledger Accounting Manager and the Senior Accountant in the General Ledger Department at the end of January 2005. Before departing, the former accounting staff substantially closed the books for December 2004 and completed the initial set of year-end audit schedules for BDO. Those former accounting staff members performed analysis and reconciliations before departing but they were not available to provide any history on adjusting journal entries and recording of any reconciling issues. BDO began its audit and identified most of the adjustments and matters for possible adjustments for review by the Company’s management. The Company then carefully re-reviewed its accounting data, and subsequently proposed a total of 39 adjusting entries to the Company’s Audit Committee and to BDO, each of which were subsequently recorded for in 2004. Those adjusting entries were of various natures, having a net effect of reducing the net deficit of retained earnings (see Response to Comment No. 3 below). In light of the accounting and finance staff turnover during 2004, the Company’s management spent considerable time providing due diligence in reviewing and re-reviewing the close process, reserves, accruals and books of records, reducing its internal threshold for the review to a per-ticket size of $20,000 on adjusting entries. The objective of this extensive effort by the Company’s management was to ensure that the Company would surface and provide resolution to the identified entries. As disclosed in the Company’s 10-K for the year ended 2004 and reiterated in the Company’s 10-Q for the quarter ended March 31, 2005, the Company was aware of its staffing needs and has taken steps to address its understaffed Finance and Accounting team. In this regard, on December 28, 2004, the Company brought on a new Vice President-Finance, who is a Certified Public Accountant with extensive CFO-level and SEC public company reporting experience. Additionally, the Company hired a new Accounting Manager who is a CPA with SEC reporting experience on

February 16, 2005, and then a Staff Accountant currently working to complete the Uniform CPA Exam on May 9, 2005. Moreover, on January 1, 2005, the Company engaged a CPA providing Sarbanes-Oxley Section 404 (SOX) consulting services.

•	REVENUE RECOGNITION PROCESS: BDO identified that the Company relies on manual calculations and interventions in its revenue recognition process. The amount and degree of manual calculations are problematic because there could potentially exist an error that could remain undetected in the manual calculations and interventions process. However, the Company is not aware of any errors in its accounting records. Based on its belief that there are no accounting errors or reportable events resulting from its manual calculations and interventions in its revenue recognition process, the Company does not intend to restate its financial statements for any prior period. As stated in the Company’s 2004 10-K, the Company is preparing model-billing templates based on two general methods through which we record revenue for services. The Company also has instituted review of all customer contract files reviewing for completeness, and in a new procedure, the Company’s account receivables specialist prepares a schedule comparing actual monthly billings by customer to the revenue estimate derived in weekly operating performance meetings, which is reviewed and approved by the Vice President-Finance.

•	TIMELY CLOSING OF THE BOOKS: In the course of the audit, BDO noted that the Company’s closing of the books for January and February 2005 was untimely, as well as the late closing and filing of the Company’s 3rd Quarter 2004 10-Q Financial Statements. The Company attributes those untimely closings to, in part the arrival in September 2004 of Richard Ferry as President and Chief Executive Officer and Kannan Ramasamy as Chief Operating Officer and Secretary, who used additional time to get up to speed on the Company’s financials through the additional services of an additional review by an outside accounting firm during the 3rd Quarter 2004 and, in part, due to the nearly one hundred percent turnover of the Company’s accounting staff during late 2004 and early 2005. The Company is not aware of any errors in its accounting records as a result of its untimely closing of the books. Based on its belief that there were no errors or reportable events resulting from its untimely closing of the books and nothing has surfaced in subsequent closings or reasons of errors in those closings, the Company does not currently intend to restate its financial statements for any prior periods. As described above, the Company was aware of its staffing needs and has taken steps to address its understaffed Finance and Accounting team.

2.	COMMENT:

Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

RESPONSE:

Per your request, refer to the following attached communications:

•	March 23, 2005 and April 14, 2005 letter to Audit Committee Meeting of Aegis Communications Group

•	Audit Adjusting Journal Entries as of December 31, 2004 prepared by the Management of the Company

•	BDO Seidman Management Letter addressed to the Audit Committee, Aegis Communications Group, Inc., dated April 14, 2005

•	Aegis Communications Group Management Representation Letter to BDO Seidman relating to the 10-K Filing, dated April 14, 2005

•	BDO Seidman SAS 61 Letter addressed to the Audit Committee, Aegis Communications Group, Inc., dated April 14, 2005

3.	COMMENT:

Please provide us with a schedule of your year end adjustments to close the books or adjustments recorded in connection with or as a result of the audit for the year ended December 31, 2004. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

RESPONSE:

Per your request, please refer to the attached worksheet Aegis Communications Group Proposed Adjusting Journal Entries for Year-Ended December 31, 2004 with detailed reason for each adjustment showing impact on pre-tax loss and net loss, and quantified for all adjustments. As shown in the attachment, the impact of these adjustments on any quarter other than the 4th quarter 2004 was immaterial, and the Company’s Management and the Company’s Audit Committee therefore believed (and continues to believe) that no restatement of any periods prior to the 4th quarter 2004 was (or is) required.

We have continued to invest in the financial and controls process and improved the timely closing of our monthly accounts and placed cross functional teams including business operations to address the issues brought up during the 2004 audit by BDO and our internal Sarbanes-Oxley implementation process.

Please do not hesitate to contact me if I can be of further assistance.

Very truly yours,

/s/ Kannan Ramasamy

Kannan Ramasamy

President and Chief Executive Officer

Aegis Communications Group

Analysis of Journal Entries

December 31, 2004 10-K Report

Following five entries are entries that could be covered outside of the 4th Quarter 2004.	(Dollars in Thousands)
	2003 10-K	2004 1qtr	2004 2qtr	2004 3qtr	2004 4qtr	Total Adjustment
Debits - (Credits)

Difference on JE # 19	—	—	(32)	(85)	(28)		(145)
Workers Compensation
While closing the books the Company accrued $223,869 for Workers Compensation insurance. After closing of books, the Company received an invoice from the West Virginia Workers Compensation Commission amounting to only $79,256 for the 4th Quarter 2004. Therefore Management proposed an adjusting journal entry for $144,613. This entry impacted the 2nd and 3rd quarters 2004, but was deemed immaterial for adjustment. This was Management’s best assessment at December 31, 2004.
Difference on JE # 20	—	—	2	78	6		86
Note Payable Discount
The Company had historically accounted for the amortization of discounts on notes payable utilizing the straight line method determining that it was a reasonable approximation of the effective interest rate method. At December 31, 2004 after the books were closed, Management determined that the straight line method no longer provided similar results when compared to the effective interest rate method. Management recorded additional amortization expense of $85,814 while decreasing the remaining discount from $1,920,811 to $1,834,997. This entry impacted the 2nd and 3rd quarters 2004, but was deemed immaterial for adjustment. This was Management’s best assessment at December 31, 2004.
Difference on JE # 23	—	—	(38)	(113)	(113)		(264)
New York Leasehold Improvement
After closing of the books, Management reviewed the Fixed Asset accounts and determined that the Company had been recording the amortization of leasehold improvements to the New York office (June 2004 occupancy date) incorrectly. The journal entry to record the amortization was incorrectly based on a one year amortization period instead of the seven year lease term. This adjusting journal entry reverses the seven months of amortization expense from June 2004 to December 2004 based on the incorrect one year amortization period. Journal entry # 24 below adjusts for the correct seven year amortization period. This entry impacted the 2nd and 3rd quarters 2004, but was deemed immaterial for adjustment. This is based on Management’s best assessment at December 31, 2004.
Difference on JE # 24	—	—	6	18	17		41
New York Leasehold Improvement
See journal entry # 23 for explanation.

Difference on JE # 36	31	—	13	12	13	69
Deferred Finance Costs

The Company had historically accounted for the amortization of deferred financing fees utilizing the straight line method determining that it was a reasonable approximation of the effective interest rate method. At December 31, 2004 after the books were closed, Management determined that the straight line method no longer provided similar results when compared to the effective interest rate method. Management recorded additional amortization expense of $68,725 while decreasing the remaining unamortized balance of deferred financing fees from $338,181 to $269,456. This entry impacted the 2nd and 3rd quarters 2004, but was deemed immaterial for adjustment. This was Management’s best assessment at December 31, 2004.

Total Income Statement Impact	31	—	(49)	(90)	(105)	(213)

Total Sales were	139,861	29,571	26,294	20,426	18,036
Amount of adjustment above	31	—	(49)	(90)	(105)
This difference as a % of Sales	N/MS	N/A	N/MS	N/MS	N/MS

Total Assets were	50,294	41,345	33,437	25,629	22,121
Amount of adjustment above	31	—	(49)	(90)	(105)
This difference as a % of Assets	N/MA	N/A	N/MA	N/MA	N/MA

Total Pre-Tax Loss was	(10,596)	(5,857)	(8,436)	(4,163)	(3,639)
Amount of adjustment above	31	—	(49)	(90)	(105)
This difference as a % of Pre-Tax Loss	-0.2926%	N/A	0.5808%	2.1619%	2.8854%

N/MS - Significantly below 0.0000% of Sales

N/MA - Significantly below 0.0000% of Assets

N/A - Not Applicable

Management and the Aegis Audit Committee deems these adjustments to be immaterial for any restatement purposes.

Aegis Communication Group

Audit Committee Meeting:

March 23, 2005

Status of Audit

•	We have completed most of the audit fieldwork on the consolidated financial statements of Aegis Communications Group, Inc. (the “Company”) for the year ended December 31, 2004. Our audit was performed in accordance with auditing standards of the PCAOB of the United States of America.

•	Several open items.

•	Based on information received to date, the Company would receive a going concern opinion.

•	The Company has had significant turnover in its accounting department and we have proposed numerous entries and progress has been slow.

•	The objective of our audit was to obtain reasonable - not absolute - assurance about whether the consolidated financial statements are free from material misstatements. The scope of the work performed was substantially the same, and in some cases has been expanded, as that described in our Audit Plan dated January 6, 2005.

•	BDO will read the Company’s revised annual report on Form 10-K, including management’s discussion and analysis, for consistency with the audited financial statements. As we are only performing limited procedures on other information, such as management’s discussion and analysis, in documents containing the audited financial information, we cannot and do not offer an opinion or any other form of assurance on such information.

•	A Form 12b-25 will need to be filed to extend the filing period by 15 days.

Audit Timeline and Key Dates

	Dates	Nov Dec	Jan	Feb	Mar	April	Status
Understand the Business	November 15 – December 31	✓					Completed
Assess Overall Controls (Interim Procedures)	December/January	✓	✓	✓			Completed
Determine Nature and Extent of Testing	November/December	✓					Completed
Tests of Controls	December –February	✓	✓	✓			Completed
Audit Committee Planning Meeting	January 6, 2005			✓			Completed
Substantive Testing Phase	February 21 - March/April			✓	✓	✓	In process
Audit Committee Meeting	March 23, 2005				✓		Occurs today
Audit Committee Wrap-up Meeting (Before Earnings Release)	TBA					✓	Open
Review of Draft Financial Statements	March 9 – April				✓	✓	In process
Release of Final Financial Statements and Opinion	TBA (April)					✓	Open
Management Letter	TBA (April)					✓	Open

Audit Areas of Significance

•	Financial Statement Disclosures

•	As noted in the Audit Status, BDO Seidman, LLP (“BDO”) reviewed the Form 10-K for the appropriate disclosure is in progress.

•	Internal Control Processes

•	We reviewed the Company’s control processes and noted the following.

•	Security system – Lawson - We noted the security classes for many accounting positions did not limit menu access and authorized functions based on the employee’s job functionality.

•	Security system – Invoice database – The Company generates its invoices outside the Lawson system within Microsoft Access. Access to this database was given to any user within the “Accounting Group.”

•	End-to-end billing process – The current billing process is manual in nature, which could result in a higher risk of error.

•	SEC 404 Findings by SOX Consultant

•	Lack of documentation of AP authorization level

•	Lack of an internal audit function

•	Need to establish a ‘whistle blower hotline’

•	Lack of vendor file maintenance

•	Lack of performance reviews for employees

•	Need to complete job descriptions

•	Fixed asset register needs to be updated

•	Revenue Recognition (billing process) needs improvement

•	Improvement needed regarding access to Lawson (general ledger package)

•	The company needs to establish a disclosure committee

•	Improvement needed on segregation of duties surrounding compilation and billing to Quest

•	Improvement needed regarding timely monthly closing of the general ledger

•	Cash

•	Existence was tested through confirmation of all cash bank accounts.

•	During BDO’s testing of the company’s bank reconciliations, we noted that the company is not properly adjusting for cash reconciling items. The company determines reconciling items between bank account balance and G/L balance, however the G/L is not adjusted for the reconciling items. Because of this and the item below, BDO lowered our scopes to gain comfort with the cash balances as of 12/31/04.

•	One $273k reconciling item that BDO noted was not adjusted for in the G/L related to a wire transfer executed prior to 12/31/04. BDO expanded testing on wire transfers during the fourth quarter to gain comfort that this was an isolated incident. BDO did not find any other unrecorded wires.

•	BDO noted that the company is reclassifying the entire negative balances from the Wells Fargo Controlled Disbursement account to Accounts Payable as of 12/31/04. This negative cash is due to a timing difference of when the checks are cut to when the Line of Credit (LOC) is swept for funding. The company’s financing facility is such that the LOC is swept to fund disbursements based on available funds. Therefore, the company has right of offset for the amount of available funds at 12/31/04 and the remainder of negative cash balance should be reclassified to accounts payable.

•	Accounts Receivable – Valuation and Existence

•	Existence was tested primarily through confirmation of balances and subsequent cash collections. The accounts receivable balance was $10 million at December 31, 2004. BDO sent confirmations on 100% of customers’ accounts receivable balance at December 31, 2004.

•	Valuation was tested through an analysis of aging and collectibility. BDO focused on customer balances from the telecommunications industry. Company’s policy is to reserve 100% of balances greater than 90 days outstanding, and any other less than 90-day balances for which collectibility is uncertain. The remaining accounts receivable balance is reserved at 2%. BDO determined, based on subsequent collections, that the company’s allowance was over accrued as of December 31, 2004. BDO recommended that management evaluate the valuation to include a comparison to actual collections and adjust allowance accordingly.

•	During BDO’s review of Accounts Receivable – Other and reconciliation of December 2004 and January 2005 Invoice Registers to Revenue and AR, BDO noted that revenue was over accrued for by approximately $218k as of 12/31/04.

•	Revenue Recognition

•	Consistency of revenue reporting practices was tested; BDO noted no changes in revenue recognition methodologies from the prior year. Customers generally pay after services are rendered; as such, no deferred revenue exists at year-end.

•	Revenue cutoff was tested through the examination of selected December 2004 and January 2005 revenue entries.

•	Testing of revenue recognition is also accomplished through performance of proof of cash. - Pending

•	Goodwill and Fixed Asset

•	BDO reviewed the results of the recoverability analysis performed by management to determine any impairment in the fixed assets as of December 31, 2004. No impairment of the fixed assets was required as of December 31, 2004.

•	Upon review of the company’s fixed asset clearing account BDO noted that management had not reconciled the account and BDO proposed an adjusting journal entry.

•	BDO is awaiting further detail on fixed asset disposal to finish testing fixed assets.

•	Accruals and Other accrued liabilities

•	BDO tested material accrued liabilities for completeness. BDO also performed a search for unrecorded liabilities with a lower scope due to errors found in accrual balances in the past and year end differences noted. During the testing process, BDO noted several differences between the accrued amount on the G/L and the support provided by the client.

•	The following accounts were determined to be over accrued

•	Wages by $177k

•	Audit fee by $125k

•	All-Serve Liability by $341k

•	Paramus lease costs by $41k

•	The following accounts were determined to be under accrued

•	Severance Accrual by $131k

•	Works comp by $144k

•	Legal services by $51k

•	Pending accrual adjustment -

•	The client potentially has a liability to AT&T for shortfall of usage pending renegotiation of contract terms between Aegis and AT&T.

•	Litigation and Settlements

•	Direct confirmation with outside legal counsel to evaluate the completeness of legal accruals and financial statement disclosures. As of today not all legal letters had been received.

•	Shahla Pourgholam v. Advanced Telemarketing Corporation dba Aegis Communications Group, Inc. – Per legal letter compensatory damages are not to exceed $300k and punitive damages (not capped) – As of 12/31/04 Aegis has accrued $350,000 for the settlement of this litigation.

•	Jacob Brown, et al v. Aegis Communications Group, Inc. – Per legal letter the settlement amount is $75k—As of 12/31/04 Aegis has accrued $100,000 for the settlement of this litigation

•	Matevosyan, et al v. Aegis Communications, et al – Per legal letter the case is still in discovery stage—As of 12/31/04 Aegis has accrued $350,000 for the settlement of this litigation.

•	Aegis Communications Group, Inc. vs. William G. Santry, Sally A. Santry and Codinvest, LTD., a limited corporation organized under the laws of the British Virgin Islands—maximum potential liability of $100,000 – Pending complete legal letter

•	John Beggi and Steven Stremke, et al v. Aegis Communications Group, Inc.—maximum potential liability of $44,000 – Pending legal letter

•	AllServe v. Aegis Communications Group, Inc. et al – Per legal letter, All-Serve seeks payment of the breakup fee of $1,137,500 under the merger agreement, compensatory damages that allegedly exceed $50million as well as the costs expenses & attorney’s fees associated with the lawsuit. The lawyer stated that the plaintiffs have stopped actively pursuing discovery and the case has been stagnant for the past year. The case has not advanced sufficiently for them to provide an evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss. As of 12/31/04 the company has accrued $1,1,37,000 for payment to Allserve with any remainder being paid to the subdebt holders contingent upon the outcome of the Allserve litigation and may be net of certain expenses.

•	Debt Compliance and Deferred Financing Cost

•	We confirmed the ending debt balances as of December 31, 2004 noting agreement with the Company’s books and records.

•	BDO reviewed the debt roll forward and an analysis of all debt related transactions including deferred financing cost noting proper recording of debt and debt related cost. BDO noted that the G/L had not been trued up to the proper classification of debt between short and long term and BDO proposed an adjusting entry.

•	Equity

•	The Company accounted for the warrants and notes payable in accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”). Deutsche Bank and Essar had been issued initial and subsequent warrants to purchase 527,661,932 shares of common stock. APB 14 requires a portion of the proceeds from the issuance of debt securities with detachable stock warrants to be allocated to the warrants and treated as paid-in capital. Any resulting discount or premium on the notes payable should be recorded and amortized over the life of the notes. The Company used the Black-Scholes model to determine the value of the warrants issued to Deutsche Bank and Essar. Under the Black-Scholes model, the value of the warrants are determined by taking the difference between acquiring the stock outright and the present value of paying the exercise price on the expiration day. As a result, the Company valued the initial warrants at $4.446 million. This amount was recorded as paid-in capital and the resulting discount on the notes payable was recorded and is being amortized using the interest method over the life of the notes. As a result of making $10 million in principal payments on the Notes during the first quarter of 2004, the Company recognized $1.460 million in accelerated amortization of the discount on notes payable during the period. On July 13, 2004, Essar exercised all 264,358,628 of their warrants in exchange for one share of common stock per warrant. The total amount of consideration given was $2.644 million. These funds were used to reduce outstanding debt under the new line of credit and make capital investments. On August 20, 2004, Deutsche Bank exercised all 263,303,304 of their warrants in exchange for one share of common stock per warrant. The total amount of consideration given was $2.633 million. These funds were used to reduce outstanding debt and make capital investments. These funds were used to reduce outstanding debt and make capital investments.

After the allocation of the fair value, the two instruments (i.e. debt and warrants) are treated as separate instruments. Therefore upon exercise of the warrants, cash is debited for the cash received, common stock is credited for the par value of the stock issued and the remaining balance is credited to additional paid-in-capital.

•	Subsequent Events

•	On January 3, 2005, the Registrant executed a First Amended and Restated Promissory Note in favor of Essar Global Limited (“Essar”). The amendment changes a series of scheduled consecutive monthly principal payments under the original Promissory Note, dated October 22, 2004, in the amount of $200,000 each that would have began in January 2005 running through and including May 2005. Under the new First Amended and Restated Promissory Note, that series of consecutive monthly principal payments now begins in June 2005, running through and including October 2005. Additionally, the accrued interest under the original Promissory Note has been calculated beginning on October 22, 2004 up to January 3, 2005 and added to the original principal amount of $1,800,000, that, after taking into consideration an early partial principal repayment of $800,000, results in a face amount for the First Amended and Restated Promissory Note of $1,006,162.40.

•	On January 3, 2005, the Registrant executed a Fifth Amended and Restated Secured Promissory Note in favor of Essar. The amendment changes a scheduled initial principal payment under the Fourth Amended and Restated Secured Promissory Note, dated November 22, 2004, in the amount of $1,184,177 that would have been due on January 3, 2005. Under the Fifth Amended and Restated Secured Promissory Note, that initial principal payment of $1,184,177 is now due on June 3, 2005. Additionally, the accrued interest under the Fourth Amended and Restated Secured Promissory Note has been calculated beginning on November 22, 2004 up to January 3, 2005 and added to the original principal amount of $9,345,888.96, resulting in a face amount for the Fifth Amended and Restated Secured Promissory Note of $9,376,855.

•	On January 3, 2005, the Registrant executed a First Amended and Restated Secured Promissory Note in favor of Essar. The amendment changes a scheduled initial principal payment under the original Secured Promissory Note, dated December 15, 2004, in the amount of $927,591.20 that would have been due on January 3, 2005. Under the First Amended and Restated Secured Promissory Note, that initial principal payment of $927,591.20 is now due on June 3, 2005. Additionally, the accrued interest under the original Secured Promissory Note has been calculated beginning on December 15, 2004 up to January 3, 2005 and added to the original principal amount of $7,443,947.62, resulting in a face amount for the First Amended and Restated Secured Promissory Note of $7,453,885.29.

•	On January 3, 2005, the Registrant executed a Sixth Amended and Restated Secured Promissory Note in favor of Deustche Bank AG - London, acting through DB Alternative Trading, Inc. (“DB”). The amendment changes a scheduled initial principal payment under the Fifth Amended and Restated Secured Promissory Note, dated December 15, 2004, in the amount of $231,897.80 that would have been due on January 3, 2005. Under the Sixth Amended and Restated Secured Promissory Note, that initial principal payment of $231,897.80 is now due on June 3, 2005. Additionally, the accrued interest under the Fifth Amended and Restated Secured Promissory Note has been calculated beginning on December 15, 2004 up to January 3, 2005 and added to the original principal amount of $1,860,986.91, resulting in a face amount for the Sixth Amended and Restated Secured Promissory Note of $1,863,471.32.

•	Going Concern

•	Based on information received to date, the Company would receive a going concern opinion.

Required Communications with the Audit Committee

•	Other than the proposed adjustments, no material errors, fraud, or possible illegal acts came to our attention.

See attached listing of entries proposed to date.

•	Based on the number of proposed entries and the lack of an adequate accounting staff in place at December 31, 2004, a material weakness may have existed at year end.

•	We are not aware of opinions obtained by management from other independent public accountants on the application of generally accepted accounting standards. (CPA firm helping with 10k preparation)

•	There were no disagreements with management on financial and/or reporting matters and auditing procedures that, if not satisfactorily resolved, would cause a modification of our auditors’ reports.

•	There were no material contingencies, as defined in FASB Statement No. 5, for which we had questions or concerns about the reasonableness of the accounting or the adequacy of the consolidated financial statement disclosure as of March 23, 2005. Pending the renegotiation of contract terms with AT&T regarding minimum call volume.

•	Accounting and disclosure decisions with respect to material transactions that are subject to significant management judgments or estimates include allowance for doubtful accounts, accrual for estimated self-insured workers compensation claims, accrual for the Paramus lease, goodwill valuation and reserve for deferred tax assets. Pending the renegotiation of contract terms with AT&T regarding minimum call volume.

•	Significant audit adjustments, reclassifications or omitted disclosures. See attachment.

•	There were no situations involving the adoption of or a change in accounting principles where the application of alternative generally accepted accounting principles, including alternative methods of applying an accounting principle, would have a material effect on the Company’s consolidated financial statements.

•	Discussion of the quality of financial reporting in accordance with applicable accounting standards.

•	We have reviewed the accounting policies that management has identified to be the most critical, and concur with management’s assessment and disclosure in Form 10-K. These include goodwill, revenue recognition, gain on early extinguishment of debt, impairment of long-lived assets, income taxes, accounting for employee benefits, and accounting for contingencies. - Pending

•	There were not any alternative accounting treatments discussed with management, including the impact they would have on the Company and the treatment preferred by us, as independent public accountants.

•	All records and information requested by BDO were made available for our inspection. (Pending) However, the timeliness of responses from management regarding documentation and questions was slow.

•	Management and other personnel provided cooperation.

•	We performed no management advisory services for the Company during the year.

•	We have provided to the members of the audit committee copies of all material written communications that we prepared in connection with our annual audit or quarterly reviews. - Pending

Summary of Fees

The Sarbanes-Oxley Act of 2002 and the auditor independence rules of the U.S. Securities and Exchange Commission require all public accounting firms who audit issuers to obtain pre-approval from their respective audit committees in order to provide professional services without impairing independence.

We have previously issued engagement letters or obtained approval from the Audit Committee for certain services. In addition, from time to time, the Company may desire us to perform additional permitted services for which the Company and we are required to obtain pre-approval of the Audit Committee before we can proceed with providing such services. In doing this, the Company and Audit Committee has established a procedure whereby a BDO partner, in conjunction with the Chief Financial Officer, will contact the Audit Committee Chairperson and obtain pre-approval (verbally or via email) for such services, to be followed (where appropriate) by a written engagement letter confirming such arrangements between BDO Seidman, LLP and the Company, signed by both the Chief Financial Officer and Audit Committee Chairperson. These services are summarized in the table below.

Approved by Audit Committee	Estimated Fees/Billing Basis		Prior Year Actual	Current Year To Date
Audit and Accounting, Attest Services	$180,000		$204,345	$145,000
Quarterly Review Services	$75,416		$27,000	$75,416
401-K Audit	$15,000	*	$19,230	$0
Sarbanes-Oxley 404	$10,000 –15,000		$4,790	$5,080
Other and out of pocket cost	As incurred		$2,248	$0
Tax Preparation	$10,000 Federal, plus $750 per state		$27,750	$1,500
Section 382 Tax analysis and other services	$10,000	*	$1,300	$0

*	- Pending Audit Committee Approval

Aegis Communication Group April 14, 2005 Audit Committee Meeting:

Managements update

Status of Audit

•	We have completed the audit fieldwork on the consolidated financial statements of Aegis Communications Group, Inc. (the “Company”) for the year ended December 31, 2004. Our audit was performed in accordance with standards of the PCAOB of the United States of America.

•	BDO is still waiting on the following items to complete the audit:

•	Final Draft of the 10k

•	Revised proof of cash

•	Debt confirmation from Deutsche Bank and Essar

•	Deutsche Bank written maturity extension letter commitment

•	Signed Management Representation Letter

•	Edgar Representation Letter

•	Management Responses on BDO’s Management Letter

•	Earnings release

•	Revised signed commitment letter from Essar

•	Management has replaced the Foothill credit facility with Rockland Credit Finance, LLC to provide working capital funding to the Company and intends to consummate a transaction in which the Company would sell additional shares of its common stock to Essar in exchange for Essar’s cancellation of the Company’s approximate $17.8 million indebtedness to Essar (Essar has provided a written commitment letter). Essar has provided its credit extension to the Company in the form of stand-by letters of credits to cover certain bonding requirements in place and is currently working to set up letter of credit to cover the Company’s workers compensation contingent liabilities. Essar and Deutsche Bank have collectively agreed to extend the due date of their short-term debt maturities of $3.126 million due 2nd quarter 2005 to various maturities commencing April 30, 2006 through August 30, 2006. (a signed commitment has not been received) Managements’ low level forecast indicates future cash flows from operations will begin in May 2005 and should enable the Company to meet current obligations of the Company. Essar is to provide additional funding commitment of line of credit of $3,000,000.

If all of the above are received Aegis will not receive a going concern opinion.

•	The objective of our audit was to obtain reasonable - not absolute - assurance about whether the consolidated financial statements are free from material misstatements. The scope of the work performed was substantially the same, and in some cases has been expanded, as that described in our Audit Plan dated January 6, 2005.

•	BDO read the Company’s revised annual report on Form 10-K, including management’s discussion and analysis, for consistency with the audited financial statements. As we are only performing limited procedures on other information, such as management’s discussion and analysis, in documents containing the audited financial information, we cannot and do not offer an opinion or any other form of assurance on such information.

Audit Timeline and Key Dates

	Dates	Nov Dec	Jan	Feb	Mar	April	Status
Understand the Business	November 15 – December 31	✓					Completed
Assess Overall Controls (Interim Procedures)	December/January	✓	✓	✓			Completed
Determine Nature and Extent of Testing	November/December	✓					Completed
Tests of Controls	December – February	✓	✓	✓			Completed
Audit Committee Planning Meeting	January 6, 2005			✓			Completed
Substantive Testing Phase	February 21 - March/April			✓	✓	✓	Completed
Audit Committee Meeting	March 23, 2005				✓		Completed
Audit Committee Wrap-up Meeting (Before Earnings Release)	April 14, 2005					✓	Occurs today
Review of Draft Financial Statements	March 9 – April 15				✓	✓	In progress
Release of Final Financial Statements and Opinion	April 15					✓	In progress
Management Letter	April 15					✓	In progress

Audit Areas of Significance

•	Financial Statement Disclosures

•	As noted in the Audit Status, BDO Seidman, LLP (“BDO”) reviewed the Form 10-K for the appropriate disclosure is in progress.

•	Internal Control Processes

•	We reviewed the Company’s control processes and noted the following.

•	Security system – Lawson -We noted the security classes for many accounting positions did not limit menu access and authorized functions based on the employee’s job functionality.

•	Security system – Invoice database – The Company generates its invoices outside the Lawson system within Microsoft Access. Access to this database was given to any user within the “Accounting Group.”

•	End-to-end billing process – The current billing process is manual in nature, which could result in a higher risk of error.

•	SEC 404 Findings by SOX Consultant

•	Lack of documentation of AP authorization level

•	Lack of an internal audit function

•	Need to establish a ‘whistle blower hotline’

•	Lack of vendor file maintenance

•	Lack of performance reviews for employees

•	Need to complete job descriptions

•	Fixed asset register needs to be updated

•	Revenue Recognition (billing process) needs improvement

•	Improvement needed regarding access to Lawson (general ledger package)

•	The company needs to establish a disclosure committee

•	Improvement needed on segregation of duties surrounding compilation and billing to Quest

•	Improvement needed regarding timely monthly closing of the general ledger

•	Cash
•	Existence was tested through confirmation of all cash bank accounts.

•	During BDO’s testing of the company’s bank reconciliations, we noted that the company is not properly adjusting for cash reconciling items. The company determines reconciling items between bank account balance and G/L balance, however the G/L is not adjusted for the reconciling items. Because of this and the item below, BDO lowered our scopes to gain comfort with the cash balances as of 12/31/04.

•	One $273k reconciling item that BDO noted was not adjusted for in the G/L related to a wire transfer executed prior to 12/31/04. BDO expanded testing on wire transfers during the fourth quarter to gain comfort that this was an isolated incident. BDO did not find any other unrecorded wires.

•	BDO noted that the company is reclassifying the entire negative balances from the Wells Fargo Controlled Disbursement account to Accounts Payable as of 12/31/04. This negative cash is due to a timing difference of when the checks are cut to when the Line of Credit (LOC) is swept for funding. The company’s financing facility is such that the LOC is swept to fund disbursements based on available funds. Therefore, the company has right of offset for the amount of available funds at 12/31/04 and the remainder of negative cash balance should be reclassified to accounts payable.

•	Accounts Receivable – Valuation and Existence

•	Existence was tested primarily through confirmation of balances and subsequent cash collections. The accounts receivable balance was $10 million at December 31, 2004. BDO sent confirmations on 100% of customers’ accounts receivable balance at December 31, 2004.

•	Valuation was tested through an analysis of aging and collectibility. BDO focused on customer balances from the telecommunications industry. Company’s policy is to reserve 100% of balances greater than 90 days outstanding, and any other less than 90-day balances for which collectibility is uncertain. The remaining accounts receivable balance is reserved at 2%. BDO determined, based on subsequent collections, that the company’s allowance was over accrued as of December 31, 2004. BDO recommended that management evaluate the valuation to include a comparison to actual collections and adjust allowance accordingly. During BDO’s review of Accounts Receivable – Other and reconciliation of December 2004 and January 2005 Invoice Registers to Revenue and AR, BDO noted that revenue was over accrued for by approximately $218k as of 12/31/04.

•	Revenue Recognition

•	Consistency of revenue reporting practices was tested; BDO noted no changes in revenue recognition methodologies from the prior year. Customers generally pay after services are rendered; as such, no deferred revenue exists at year-end.

•	Revenue cutoff was tested through the examination of selected December 2004 and January 2005 revenue entries.

•	Testing of revenue recognition is also accomplished through performance of proof of cash. - Pending

•	Goodwill and Fixed Asset

•	BDO reviewed the results of the recoverability analysis performed by management to determine any impairment in the fixed assets as of December 31, 2004. No impairment of the fixed assets was required as of December 31, 2004.

•	Upon review of the company’s fixed asset clearing account BDO noted that management had not reconciled the account and BDO proposed an adjusting journal entry.

•	Upon review of fixed asset disposal detail BDO noted that one asset that was disposed of during FY 2004 was removed from fixed assets and placed in the clearing account instead of being taken to the gain/loss (restructuring loss) accounting. BDO proposed an adjusting journal entry.

•	Also, during BDO’s review of the fixed asset disposal detail we noted that the total disposal per asset type did not agree to the fixed asset rollforward. BDO proposed an adjusting entry to correct the categories of fixed assets to match the fixed asset detailed ledger.

•	During BDO’s testing of depreciation on fixed assets BDO noted that the company depreciated leasehold improvements made during FY 2004 to the New York lease were depreciated over 12 months instead of 7 years, the life of the lease. Upon further review, BDO noted that management recorded reimbursement from the landlord for the leasehold improvements as a reduction to the asset. Per FASB Technical Bulletin 88-1, if a lessee receives an incentive from a landlord, requires the lessee to record the incentive received as a liability and amortize it as a reduction of rent expense straight line over the lease term. BDO proposed an adjusting entry to properly record the leasehold improvement reimbursement as a liability, amortize over the life of the lease, and record the proper amount of depreciation on the full cost of the asset.

•	Accruals and Other accrued liabilities

•	BDO tested material accrued liabilities for completeness. BDO also performed a search for unrecorded liabilities with a lower scope due to errors found in accrual balances in the past and year end differences noted. During the testing process, BDO noted several differences between the accrued amount on the G/L and the support provided by the client.

•	The following accounts were determined to be over accrued

•	Wages by $177k

•	Audit fee by $125k

•	All-Serve Liability by $341k

•	Paramus lease costs by $41k

•	The following accounts were determined to be under accrued

•	Severance Accrual by $131k

•	Works comp by $144k

•	Legal services by $135k

•	Utilities by $50k

•	NYC Grant by $221k

•	Liability to AT&T for shortfall of usage pending renegotiation of contract terms between Aegis and AT&T $290k

•	Various invoices not recorded as of 12/31/04 $138k

•	Litigation and Settlements

•	Direct confirmation with outside legal counsel to evaluate the completeness of legal accruals and financial statement disclosures. As of today not all legal letters had been received.

•	Shahla Pourgholam v. Advanced Telemarketing Corporation dba Aegis Communications Group, Inc. – Per revised legal letter and court decision, no money is due from Aegis, however an appeal has been filed and law firm believes the courts decision will stand. The Company made an adjusting entry to reverse the $350k settlement accrual.

•	Jacob Brown, et al v. Aegis Communications Group, Inc. – Per legal letter the settlement amount is $75k - As of 12/31/04 Aegis has accrued $100k for the settlement of this litigation

•	Matevosyan, et al v. Aegis Communications, et al – Per legal letter the case is still in discovery stage - As of 12/31/04 Aegis has accrued $100k for the settlement of this litigation.

•	Aegis Communications Group, Inc. vs. William G. Santry, Sally A. Santry and Codinvest, LTD., a limited corporation organized under the laws of the British Virgin Islands – Aegis is the plaintiff in this case.

•	John Beggi and Steven Stremke, et al v. Aegis Communications Group, Inc. - maximum potential liability of $44k – The company has agreed to the $44k settlement, however as of 4/13/04 final settlement papers have not been signed.

•	AllServe v. Aegis Communications Group, Inc. et al – Per legal letter, All-Serve seeks payment of the breakup fee of $1,137,500 under the merger agreement, compensatory damages that allegedly exceed $50million as well as the costs expenses & attorney’s fees associated with the lawsuit. The lawyer stated that the plaintiffs have stopped actively pursuing discovery and the case has been stagnant for the past year. The case has not advanced sufficiently for them to provide an evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss. As of 12/31/04 the company has accrued $1,137,000 for payment to Allserve with any remainder being paid to the subdebt holders contingent upon the outcome of the Allserve litigation and may be net of certain expenses.

•	Debt Compliance and Deferred Financing Cost

•	We confirmed the ending debt balances as of December 31, 2004 noting agreement with the Company’s books and records.

•	BDO reviewed the debt roll forward and an analysis of all debt related transactions including deferred financing cost noting proper recording of debt and debt related cost. BDO noted that the G/L had not been trued up to the proper classification of debt between short and long term and BDO proposed an adjusting entry.

•	Equity

•	The Company accounted for the warrants and notes payable in accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”). Deutsche Bank and Essar had been issued initial and subsequent warrants to purchase 527,661,932 shares of common stock. APB 14 requires a portion of the proceeds from the issuance of debt securities with detachable stock warrants to be allocated to the warrants and treated as paid-in capital. Any resulting discount or premium on the notes payable should be recorded and amortized over the life of the notes. The Company used the Black-Scholes model to determine the value of the warrants issued to Deutsche Bank and Essar. Under the Black-Scholes model, the value of the warrants are determined by taking the difference between acquiring the stock outright and the present value of paying the exercise price on the expiration day. As a result, the Company valued the initial warrants at $4.446 million. This amount was recorded as paid-in capital and the resulting discount on the notes payable was recorded and is being amortized using the interest method over the life of the notes. As a result of making $10 million in principal payments on the Notes during the first quarter of 2004, the Company recognized $1.460 million in accelerated amortization of the discount on notes payable during the period. On July 13, 2004, Essar exercised all 264,358,628 of their warrants in exchange for one share of common stock per warrant. The total amount of consideration given was $2.644 million. These funds were used to reduce outstanding debt under the new line of credit and make capital investments. On August 20, 2004, Deutsche Bank exercised all 263,303,304 of their warrants in exchange for one share of common stock per warrant. The total amount of consideration given was $2.633 million. These funds were used to reduce outstanding debt and make capital investments. These funds were used to reduce outstanding debt and make capital investments.

After the allocation of the fair value, the two instruments (i.e. debt and warrants) are treated as separate instruments. Therefore upon exercise of the warrants, cash is debited for the cash received, common stock is credited for the par value of the stock issued and the remaining balance is credited to additional paid-in-capital.

•	Subsequent Events

See 10K

•	Going Concern - Previously discussed.

Required Communications with the Audit Committee

•	Other than the proposed adjustments, no material errors, fraud, or possible illegal acts came to our attention.

See attached listing of entries in follow-up email.

•	See attached management letter comments for material weakness and other deficiencies at December 31, 2004.

•	We are not aware of opinions obtained by management from other independent public accountants on the application of generally accepted accounting standards. (CPA firm helping with 10k preparation)

•	There were no disagreements with management on financial and/or reporting matters and auditing procedures that, if not satisfactorily resolved, would cause a modification of our auditors’ reports.

•	There were no material contingencies, as defined in FASB Statement No. 5, for which we had questions or concerns about the reasonableness of the accounting or the adequacy of the consolidated financial statement disclosure. Pending the renegotiation of contract terms with AT&T regarding minimum call volume.

•	Accounting and disclosure decisions with respect to material transactions that are subject to significant management judgments or estimates include allowance for doubtful accounts, accrual for estimated self-insured workers compensation claims, accrual for the Paramus lease, goodwill valuation and reserve for deferred tax assets. Pending the renegotiation of contract terms with AT&T regarding minimum call volume.

•	Significant audit adjustments, reclassifications or omitted disclosures. See attachment.

•	There were no situations involving the adoption of or a change in accounting principles where the application of alternative generally accepted accounting principles, including alternative methods of applying an accounting principle, would have a material effect on the Company’s consolidated financial statements.

•	Discussion of the quality of financial reporting in accordance with applicable accounting standards.

•	We have reviewed the accounting policies that management has identified to be the most critical, and concur with management’s assessment and disclosure in Form 10-K. These include goodwill, accounts receivable, revenue recognition, Deutsche bank/Essar transaction, gain on early extinguishment of debt, impairment of long-lived assets, income taxes, accounting for employee benefits, and accounting for contingencies.

•	There were not any alternative accounting treatments discussed with management, including the impact they would have on the Company and the treatment preferred by us, as independent public accountants.

•	All records and information requested by BDO were made available for our inspection. However, the timeliness of responses from management regarding documentation and questions was slow.

•	Management and other personnel provided cooperation.

•	We performed no management advisory services for the Company during the year.

•	We will provide (by 4/15/05) to the members of the audit committee copies of all material written communications that we prepared in connection with our annual audit or quarterly reviews. (2004 management representation letter and 2004 audit engagement letter)

•	We will provide (by 4/15/05) independence letter, 1st quarter review engagement letter, SAS 61 letter

•	See SAS 61 letter attached.

Summary of Fees

The Sarbanes-Oxley Act of 2002 and the auditor independence rules of the U.S. Securities and Exchange Commission require all public accounting firms who audit issuers to obtain pre-approval from their respective audit committees in order to provide professional services without impairing independence.

We have previously issued engagement letters or obtained approval from the Audit Committee for certain services. In addition, from time to time, the Company may desire us to perform additional permitted services for which the Company and we are required to obtain pre-approval of the Audit Committee before we can proceed with providing such services. In doing this, the Company and Audit Committee has established a procedure whereby a BDO partner, in conjunction with the Chief Financial Officer, will contact the Audit Committee Chairperson and obtain pre-approval (verbally or via email) for such services, to be followed (where appropriate) by a written engagement letter confirming such arrangements between BDO Seidman, LLP and the Company, signed by both the Chief Financial Officer and Audit Committee Chairperson. These services are summarized in the table below.

Approved by Audit Committee	Estimated Fees/Billing Basis		Prior Year Actual	Current Year To Date
Audit and Accounting, Attest Services (this increased by $40K from previous meeting)	$220,000		$204,345	$200,000
Quarterly Review Services	$75,416		$27,000	$75,416
401-K Audit	$15,000	*	$19,230	$0
Sarbanes-Oxley 404	$10,000 –15,000		$4,790	$5,080
Other and out of pocket cost	$9,020		$2,248	$0
Tax Preparation	$10,000 Federal, plus $750 per state		$27,750	$1,500
Section 382 Tax analysis and other services	$10,000	*	$1,300	$0

*	- Pending Audit Committee Approval

All Challenges

Sarbanes-Oxley SEC 404	SOX Issue Tracker

Tracking #	Reported	Evaluation	Status	Title	Owner	Date Assigned	control_link
1	3/10/2005	Significant Deficiency	Open	documentation of AP authorization Levels	Rebecca Hawkins	3/8/2005	XX-999

2	3/10/2005	Material Weakness	In-Progress	Lack of Internal Audit Function	Kent Van Houten	2/18/2005	XX-999

3	3/10/2005	Significant Deficiency	In-Progress	need to establish ‘whistle blower hotline’	Kent Van Houten	3/9/2005	XX-999

4	3/10/2005	Significant Deficiency	In-Progress	vendor file maintenance	Rebecca Hawkins	3/9/2005	XX-999

5	3/10/2005	Significant Deficiency	In-Progress	lack of performance reviews for employees	Mary Mullen	3/7/2005	XX-999

6	3/11/2005	Deficiency	In-Progress	need to complete job descriptions	Mary Mullen	2/15/2005	XX-999

7	3/11/2005	Significant Deficiency	Open	Fixed Asset Register needs to be Updated	Julie Yang	3/9/2005	XX-999

8	3/11/2005	Material Weakness	In-Progress	Revenue Recognition (billing process)	Gene Speyer	3/1/2005	XX-999

9	3/11/2005	Significant Deficiency	Open	Access to Lawson (General Ledger package)	Brad Coleman	3/1/2005	XX-999

10	3/11/2005	Significant Deficiency	Open	need to establish Disclosure Committee	Kent Van Houten	2/15/2005	XX-999

11	3/15/2005	Significant Deficiency	In-Progress	SOD - compilation and billing to Qwest	Gene Speyer	3/11/2005	XX-999

12	3/15/2005	Material Weakness	Open	timely monthly closing of the General Ledger	Kent Van Houten	3/14/2005	XX-999

Issues Reported as of March 16, 2005

PROPOSED ADJUSTING JOURNAL ENTRIES

Client Aegis Communications Group	Client No.	Year End December 31, 2004

										Balance Sheet Effect
								Proposed Journal Entry		Assets	Liabilities	Equity	Pre-Tax Income	Net Income ***	Gross Profit	Working Capital	(Memo) Non-
Status	PAJE #	CaseWare Entry #	Account #	Adjustment Description	Type*	E**	Workpaper Reference	Debit	Credit	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Taxable Items
(Booked/ Passed)				Current Year PAJEs
BOOKED	1	2	5457-0000	Wage expense	K	2	FF-1	131,529				(131,529)	(131,529)	(131,529)
			2505-0000	Wage accrual		7			131,529		131,529					(131,529)
				Correction for under accrual of Severance

BOOKED	2	3	2505-0000	Wage accrual	E	7	FF-1	177,400			(177,400)					177,400
			5205-0000	Wage expense		2			177,400			177,400	177,400	177,400
				Correction on over accrual of wages

BOOKED	3	4	2695-0000	Accrued Prof fees	E	7	HH-8	125,000			(125,000)					125,000
			6120-0000	Audit expense		2			125,000			125,000	125,000	125,000
				Correction on over accrual of audit expense.

BOOKED	4	5	3110-0000	Def Revenue	K	7	HH-15	341,425			(341,425)					341,425
			1225-0000	A/R - Non trade		5			341,425	(341,425)						(341,425)
				Removal of All-Serve liability

BOOKED	5	6	2705-0000	Accruls Other	K	7	HH-12.4	41,107			(41,107)					41,107
			5905-0000	Lease expense		2			41,107			41,107	41,107	41,107
				Reverse over accrual of Paramus lease cost

BOOKED	6	7	5110-0000	Computer SW Expense	K	2	G-2	40,323				(40,323)	(40,323)	(40,323)
			1410-0000	Prepaid Other		5			40,323	(40,323)						(40,323)
				Correction of amort. Prepaid expense.

BOOKED	7	8	2105-0000	Accounts Payable	K	7	A-100.2	304,369			(304,369)					304,369
			1115-0300	Cash		6			304,369	(304,369)
				Reconciling cash items that were not adjusted for - Wire not recorded before year end - Account Number 1115-300

BOOKED	8	9	1290-0000	AR Allowance	K	5	C-5.2	108,482		108,482						108,482
			6220-0000	Bad debt expense		2			108,482			108,482	108,482	108,482
				Adjustment of AR Bad Debt Provision

BOOKED	9	35	5535-0000	Telephone Expense	K	2	HH-6.4	290,065				(290,065)	(290,065)	(290,065)
			2675-0000	Telephone Accrual		7			290,065		290,065					(290,065)
				Shortfall from contract (pending)

BOOKED	10	10	1125-0151	Cash	K	5	A-100.6	26,386		26,386						26,386
			2661-0000	Unclaimed Payable		7			26,386		26,386					(26,386)
				To reclass unclaimed checks in account #1125-151

BOOKED	11	11	4105-0000	Inbound Production(Revenue)	K	1	C-5.4	94,755				(94,755)	(94,755)	(94,755)	(94,755)
			1215-0000	AR Other		5			94,755	(94,755)						(94,755)
				Adjusting overstatement of AR - other

BOOKED	12	12	1635-0000	Fixed Asset Clearing	K	6	M-2	56,919		56,919
			1610-0000	Computer Equipment		6			56,919	(56,919)
				To reverse duplicate fixed asset entry

BOOKED	13	13	2312-0000	Current maturity of DB/Essar LTD	K	7	PP-2	217,783			(217,783)					217,783
			2921-0000	LTD - DB		7			46,948		46,948
			2922-0000	LTD - Essar		7			170,835		170,835
				Adjust current and longterm debt on DB/Essar

BOOKED	14	14	4075-0000	Revenue	k	1	C-5.4	123,314				(123,314)	(123,314)	(123,314)	(123,314)
			1215-0000	AR Other		5			123,314	(123,314)						(123,314)
				To correct AR Other balance as of 12/31/04

BOOKED	15	15	6230-0000	Bank charges	K	2	PP-7		78,389			78,389	78,389	78,389
			1110-0300	WF Control Disb Acc		5		30,786		30,786						30,786
			2920-0000	WF Foothill		5		47,603		47,603						47,603

PROPOSED ADJUSTING JOURNAL ENTRIES

Client Aegis Communications Group	Client No.	Year End December 31, 2004

										Balance Sheet Effect
								Proposed Journal Entry		Assets	Liabilities	Equity	Pre-Tax Income	Net Income ***	Gross Profit	Working Capital	(Memo) Non-
Status	PAJE #	CaseWare Entry #	Account #	Adjustment Description	Type*	E**	Workpaper Reference	Debit	Credit	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Taxable Items
(Booked/ Passed)				Current Year PAJEs
BOOKED	1	2	5457-0000	Wage expense	K	2	FF-1	131,529				(131,529)	(131,529)	(131,529)
				Correcting of balances on WF Foothill and WF Control Disbursement Acc

BOOKED	16	16	1625-0000	Telco Equipemt	K	6	M-6	59,329		59,329
			1635-0000	Fixed Asset Clearing Acc		6			59,329	(59,329)
				Reclass of fixed assets - proposed by Aegis

BOOKED	17	17	1635-0000	Fixed Asset clearig Acc	K	6	M-6	481,960		481,960
			1625-0000	Leasehold Improvments		6			481,960	(481,960)
			1625-0000	Leasehold Improvments		6		44,569		44,569
			1635-0000	Fixed Asset clearig Acc - Proposed by Aegis		6			44,569	(44,569)

BOOKED	18	18	2115-0000	Accounts Payable	K	7	M-6	241,150			(241,150)					241,150
			5930-0000	Maintenance Bld		2			2,226			2,226	2,226	2,226
			5515-0000	Supplies - Bld		2			1,080			1,080	1,080	1,080
			1635-0000	Fixed Asset Clearing Acc		6			201,844	(201,844)
			5937-0000	Maintenance Computer Equip, Software		2			36,000			36,000	36,000	36,000
				Reverse manual correction - Proposed by Aegis

BOOKED	19	19	2705-0000	Accrued other	K	7	HH-12	144,613			(144,613)					144,613
			5740-0000	Workers comp expense	k	2			144,613			144,613	144,613	144,613
				Adjust over accrual of workers comp

BOOKED	20	23	6110-0000	Legal Expense	k	2	IV-11.2	51,331				(51,331)	(51,331)	(51,331)
			2695-0000	Accrued legal fees	k	7			51,331		51,331					(51,331)
				Unaccrued legal fees for 2004 to Ellarbee, Thompson, Sapp & Willis

BOOKED	21	20	2110-0000	Accounts Payable	k	7	A-100.1	873,415			(873,415)					873,415
			2920-0000	Cash - WF Foothill Credit Facility	k	7			141,000		141,000					(141,000)
			1110-0000	Cash - Controlled Disbursements	k	5			732,415	(732,415)						(732,415)
				To reverse negative cash reclass

BOOKED	22	21	1110-0300	Cash - Controlled Disbursement	k	5	A-100.1	227,418		227,418						227,418
			BDO 100	Accounts Payable	k	7			227,418		227,418					(227,418)
				To reclass negative cash to accounts payable

BOOKED	23	22	1725-0000	Accumulated Depreciation	k	6	M-3	264,049		264,049
			6625-0000	Depreciation Expense	k	2			264,049			264,049	264,049	264,049
			6625-0000	Depreciation Expense	k	2		41,435				(41,435)	(41,435)	(41,435)
			1725-0000	Accumulated Depreciation	k	6			41,435	(41,435)
				Adjust depreciation expense on NY Leasehold Improvement

BOOKED	24	24	6427-0000	Interest Expense	k	2	PP-8.1	85,814				(85,814)	(85,814)	(85,814)
			2924-0000	Discount on Note Payable Essar/DB	k	7			85,814		85,814					(85,814)
				Adjust the discount amortization on the Essar/DB Notes

BOOKED	25	25	5605-0000	Electricity Expense	k	2	CC-2	50,228				(50,228)	(50,228)	(50,228)
			2705-0000	Accrued Liabilities	k	7			50,228		50,228					(50,228)
				To accrue for December electricity (bill received in Jan)

BOOKED	26	26	2695-0000	Accrued Legal Settlement	k	7	IV-11.1	350,000			(350,000)					350,000
			6115-0000	Legal Settlement Expense	k	2			350,000			350,000	350,000	350,000
				To reverse settlement accrual because cas settled and was in the client’s favor

BOOKED	27	27	5500-0000	Property tax expense	K	2	HH-9	39,583				(39,583)	(39,583)	(39,583)
			2700-0000	Property tax accrual	k	7			39,583		39,583					(39,583)
				To correct property tax

PROPOSED ADJUSTING JOURNAL ENTRIES

Client Aegis Communications Group	Client No.	Year End December 31, 2004

										Balance Sheet Effect
								Proposed Journal Entry		Assets	Liabilities	Equity	Pre-Tax Income	Net Income ***	Gross Profit	Working Capital	(Memo) Non-
Status	PAJE #	CaseWare Entry #	Account #	Adjustment Description	Type*	E**	Workpaper Reference	Debit	Credit	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Taxable Items
(Booked/ Passed)				Current Year PAJEs
BOOKED	1	2	5457-0000	Wage expense	K	2	FF-1	131,529				(131,529)	(131,529)	(131,529)
BOOKED	28	28	5110-0000	Cost of Sales	K	2	CC-6	138,430				(138,430)	(138,430)	(138,430)
			2705-0000	Accruals other	K	7			138,430		138,430					(138,430)
				Accrue for 2004 liabilities

BOOKED	29	29	6105-0000	Legal expense	K	2	CC-6	84,242				(84,242)	(84,242)	(84,242)
			2695-0000	Accrued Legal expense	k	7			84,242		84,242					(84,242)

BOOKED	30	30	6260-0000	Restructuring expense	k	2	M-4	39,645				(39,645)	(39,645)	(39,645)
			1635-0000	Fixed asset clearing	k	6			39,645	(39,645)
				To correct entry to dispose of assets

BOOKED	31	31	1625-0000	Fixed Asset - Leasehold Improvement	k	6	HH-17	481,960		481,960
			BDO 300	Current Other Accrued Liability	k	7			68,852		68,852					(68,852)
			BDO 400	L-T Other Accrued Liability	k	7			372,945		372,945
			5905-0000	Rent Expense	k	2			40,163			40,163	40,163	40,163

BOOKED	32	32	2110-0000	Accounts Payable Conversion	k	7	CC-5.2	363,000			(363,000)					363,000
			2705-0000	Accrued Liabilities	k	7			50,181		50,181					(50,181)
			5110-0000	Cost of Services	k	2			242,668			242,668	242,668	242,668
			6105-0000	SG&A	k	3			58,002			58,002	58,002	58,002
			1735-0000	Fixed Assets - Clearing	k	6			12,148	(12,148)

BOOKED	33	33	2312-0000	CMLTD DB ESSAR	k	7	PP - 6	3,125,883			(3,125,883)
			2921-0000	LTD DB	k	7			184,950		184,950
			2922-0000	LTD ESSAR	k	7			2,940,933		2,940,933
				Deferment of current portion of debt to long-term

BOOKED	34	36	6501-0000	Income Tax Expense	k	4	PBC	145,005				(145,005)		(145,005)
			5600-0000	SGA - Franchise Taxes	k	2			145,005			145,005	145,005	145,005
				To reclassify for financial statement purposes Property Tax Expense to Income Tax Expense consistent with prior years.

BOOKED	35	34	6632-0000	Amort Expense on deferred finance fees	k	2	S-2	68,725				(68,725)	(68,725)	(68,725)
			1810-0000	Amortization - Deferred Financing Costs	k	6			68,725	(68,725)
				To Record Amortization Adjustment of Deferred Finance Cost

BOOKED	36	37	5905-0000	Rent Expense	k	2	HH-16	221,000				(221,000)	(221,000)	(221,000)
			3107-0000	Deferred Grant Proceeds	k	7			221,000		221,000
				To record additional deferred revenue based on contract

BOOKED	37	38	1605-0000	Office, Furniture and Fixtures	k	6	M-1	41,158		41,158
			1610-0000	Computer equipment	k	6		2,374,497		2,374,497
			1615-0000	Software	k	6		24,701		24,701
			1620-0000	Telephone Equipment	k	6			3,197,289	(3,197,289)
			1625-0000	Leasehold Improvements	k	6		756,934		756,934
				To reclass to match fixed leger detail

BOOKED	38	39	1810-0000	Accumulated Amortization	k	6	S-1	23,950		23,950
			1806-0000	Deferred Financing Fees	k	6			23,950	(23,950)
				To reverse an incorrect reclassification booked in March 2004

	PAJE Totals							13,001,269	13,001,267	(813,713)	(982,475)	168,760	313,765	168,760	(218,069)	902,646	—

*	Indicate whether PAJE is estimated (E), known (K) or projected sampling error (P)

PROPOSED ADJUSTING JOURNAL ENTRIES

Client Aegis Communications Group	Client No.	Year End December 31, 2004

Balance Sheet Effect
								Proposed Journal Entry		Assets	Liabilities	Equity	Pre-Tax Income	Net Income ***	Gross Profit	Working Capital	(Memo) Non-
Status	PAJE #	CaseWare Entry #	Account #	Adjustment Description	Type*	E**	Workpaper Reference	Debit	Credit	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Taxable Items
(Booked/ Passed)				Current Year PAJEs
BOOKED	1	2	5457-0000	Wage expense	K	2	FF-1	131,529				(131,529)	(131,529)	(131,529)

**	Enter effect code: 1 = Sales or CGS, 2 = Other taxable income or deductible expense (except income tax), 3 = Other non-taxable income or non-deductible expense (permanent difference), 4 = Income tax expense (or benefit), 5 = Current asset, 6 = Long-term asset, 7 = Current liability, 8 = Long-term liability, 9 = Equity
***	Tax effect of PAJEs, where applicable, is reflected on the Totals sheet with an offsetting effect on current liabilities. If a significant PAJE would affect current assets or long-term deferred tax assets or liabilities instead of current liabilities, manual override should be considered

April 14, 2005

Audit Committee

Aegis Communications Group, Inc.

7880 Bent Branch Drive

Irving, Texas 75063

Gentlemen:

During the course of our audit of the consolidated financial statements of Aegis Communications Group, Inc. (the “Company”) for the year ended December 31, 2004, we observed the Company’s significant accounting policies and procedures and certain business, financial, income tax and administrative practices.

In planning and performing our audit of the financial statements, we considered internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

A material weakness, as defined by the PCAOB Auditing Standard No 2, is a significant deficiency or combination of significant deficiencies that result in more than a remote likelihood that a material misstatement will not be prevented or detected. The following are material weaknesses in the internal control structure based upon our observations:

GENERAL LEDGER

Monthly closing

During our audit procedures, management made us aware that the Company leaves the general ledger open for an extended period of time after month end. As a result several transactions could be posted in the wrong period in error.

Recommendation: Management should have timely monthly closing of the general ledger.

Managements’ response: With the closing of the 1st quarter 2005, we have developed and implemented a detailed closing checklist detailing responsibilities and due dates for critical steps in the closing process, our plan is to close the books by the 10th working day of each month.

Lack of Adequate Accounting Staff

Recommendation: During the course of the audit several accounting errors were identified and the researched and appropriately adjusted in the financial statements by management. BDO questions the depth and experience of the accounting staff responsible for preparing and closing the General Ledger for the Company’s 2004 10-K.

Managements’ response: Even before BDO identified this deficiency, the Company took steps to address its understaffed Finance and Accounting team. On December 28, 2004, the Company engaged an independent contractor as a new Vice President of Finance, a CPA with extensive CFO-level management and SEC reporting experience in public companies. On January 3, 2005, the Company engaged an independent contractor, also a CPA with extensive experience, to lead its Sarbanes-Oxley compliance efforts. On February 16, 2005, the Company hired an Accounting Manager, who is also a CPA with SEC reporting experience. We feel these additions to the Company’s Finance and Accounting team will improve the quality of future period financial reporting.

OPERATIONS

End-to-end billing process

As a part of our audit procedures, we reviewed the Company’s internal control design in order to evaluate high-risk areas for potential misstatement. During this review, we noted the manual nature of the billing process, where account managers review switch reports for the applicable usage, prepare a pro-forma invoice based upon a customer’s contract information and submit the invoice to the billing department for processing. This item was addressed in the December 31, 2003 management letter, however was not resolved during 2004.

Recommendation: Management should consider automating the end-to-end billing process from the initial data capture in the switch/Chronos timekeeper system through the creation of the invoice and to the recording of the revenue transaction in the Lawson accounting system.

Management’s Response: Our plans is to develop with the responsible Program Manager a viable template based on two existing customer contracts and then circulate the templates to the other Program Managers to use as examples to document their specific customer contracts. We are completing the initial two templates and plan to distribute the templates to the other Program Managers during April. We expect the other customer contracts to be documented by the end of May. At that time we will evaluate the feasibility for automating the process.

A significant deficiency, as defined by the PCAOB Auditing Standard No 2, is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. The following are significant deficiencies in the internal control structure based upon our observations:

NETWORK SECURITY

Lawson Access

During our review of the Company’s, we noted certain accounting personnel had expanded access rights beyond their current job functions. Specifically, accounts receivable personnel had the right to print accounts payable checks and accounts payable personnel had the ability to post entries to the general ledger. This item was addressed in the December 31, 2003 management letter, however was not resolved during 2004.

Recommendation: Management should review each user of the Lawson system and restrict access rights to areas that are required to complete their current job functions.

Managements’ response: During March we reviewed the access rights listing and immediately deleted approximately 120 users. A proposed adjustment to the user rights settings has been prepared and will be presented to the VP-Finance for approval during April, and will be implemented in May.

ACCOUNTS PAYABLE

Documentation of authorization levels

During our review of the Company’s internal controls surrounding accounts payable, we noted that the Company lacks documentation of accounts payable authorization levels. As a result, invoices could get processed and paid that are not properly approved.

Recommendation: Management should formally document accounts payable authorization levels.

Management’s Response: A formal schedule of employee authorization levels has been documented, approved by management and circulated to the appropriate employees for immediate implementation.(March 2005)

Vendor file maintenance

During our review of the Company’s internal controls surrounding accounts payable, we noted that the Company does not properly maintenance and update the list of vendors in Lawson. As a result, fictitious invoices to vendors no longer used by the company could be entered into Lawson and paid.

Recommendation: Management should maintain a current vendor list in Lawson.

Management’s Response: During April we discussed this issue with Lawson and reviewed the process for purging old vendor data. A plan is currently being formulated to purge or restrict access to old vendors and to timely maintain the vendor list during the year.

FIXED ASSETS

Fixed Assets Listing

During our review of the Company’s fixed assets, we noted a material amount of fixed assets disposed of, in total, during the course of the Company’s existence. Per discussion with the Company’s accounting department, the listing has not been updated for disposals and is reconciled to the general ledger by showing the total disposals as a reconciling item. This item was addressed in the December 31, 2003 management letter, however was not resolved during 2004.

Recommendation: Management should update the detail fixed asset listing to reflect the individual assets currently held by the Company.

Management’s Response: During March a team was identified to resolve this issue. Research is currently underway to identify an appropriate solution for tagging the assets and detail Lawson reports have been prepared to identify asset purchase dates and locations. A physical inventory is being planned for all assets, along with the tagging of selected assets. A project timetable will be established by the end of April.

GENERAL

Internal audit function

We noted that the company does not have an internal audit function. An internal audit function would allow management a second review processes beyond management.

Recommendation: Management should either hire an internal auditor or outsource the function.

Management’s Response: We have decided to out-source this function, and are currently researching candidates. Our plan is to start interviewing candidates and present a final candidate to the Audit Committee for approval. (May 2005)

Disclosure Committee

To assure proper disclosures in quarterly and annual SEC filings, the Company should have a disclosure committee. BDO noted the Company does not have a disclosure committee.

Recommendation: Management should establish a disclosure committee to properly comply with the requirements of SOX 404.

Management’s Response: We have identified members of the Disclosure Committee and plan to meet during the preparation of the 1st quarter 2005 Form 10-Q.

OPERATIONS

Segregation of duties

As part of our audit procedures, we reviewed the Company’s internal controls surrounding billing. We noted a lack of segregation of duties for compilation and billing to one of the company’s largest customers. As a result, possible errors in the billing process could go undetected.

Recommendations: Management should establish segregation of duties surrounding the billing process.

Management’s Response: We have identified a solution to this segregation of duties issue and it will be implemented with the April billings in early May 2005.

A control deficiency, as defined by the PCAOB Auditing Standard No 2, exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The following are deficiencies in the internal control structure based upon our observations:

NETWORK SECURITY

Invoice Database

During our review of the Company’s internal controls, we noted all accounting personnel have the ability to open the Microsoft Access database where the manual invoicing process takes place. As a result, any individual can gain access to the database, create an invoice record, change the remit to information for the invoice, print the invoice, and delete the record without anyone’s knowledge. Potentially, the open access to the invoice database creates a fraud risk to the Company. This item was addressed in the December 31, 2003 management letter, however was not resolved during 2004.

Recommendation: Management should restrict access to the invoice database to billing personnel.

Managements’ response: Response to be developed by April 21

GENERAL LEDGER

Reconciliation of general ledger accounts

During our review of the Company’s balance sheet, we noted the several accounts had not been reconciled and adjusted appropriately at year-end. In particular, cash, accounts receivable other, accounts receivable non-trade, fixed asset clearing account, and all accrued liability accounts. As a result several adjustments were found during the year in audit that could have been identified prior to the audit if accounts had been reconciled appropriately.

Recommendation: Management should reconcile, and adjust accordingly, all significant general ledger accounts on a monthly basis.

Managements’ response: As noted above in the Monthly Closing issue the Company has increased staff and level of competence with CPA’s to facilitate the closing process, including reconciliations of general ledger accounts and identifying adjustments will be made prior to closing of the books.

CASH

Bank Reconciliations

During our audit of the Company’s bank reconciliations, we noted that reconciling items are identified but not recorded prior to year-end. As a result, several audit adjustments had to be booked.

Recommendation: Management should record adjusting entries, in the month applicable, for reconciling items identified during the cash reconciliation process.

Management’s Response: See response to Reconciliation of General LedgerAccounts above.

Recording of wire transfers

During our audit of the Company’s bank reconciliations, we noted that wire transfers issued prior to year-end were not recorded in the general ledger. As a result, adjustments had to be made to correct the cash and accounts payable balances at year-end.

Recommendation: Management should ensure that all wires issued are properly recorded in the month applicable.

Management’s Response: Response to be developed by April 21

ACCOUNTS RECEIVABLE

Allowance for doubtful accounts

During our audit of the Company’s trade accounts receivable, we noted that the company collected approximately 99% of customer balances within 60 days of year-end. However, the allowance is for 2% of total accounts receivable. As a result, management reserve is not realistic with the Company’s collections.

Recommendation: Management should reevaluate the Company’s allowance for doubtful account reserve policy, as well as evaluate the reserve periodically to actual and adjust accordingly.

Management’s Response: Response to be developed by April 21

ACCOUNTS PAYABLE

Severance Agreements

During our review of the Company’s severance accrual, we noted that the Company did not have a few formal severance agreements. As a result, there is no formal documentation trail for the agreement reached with the former employee and later issues could potential surface.

Recommendation: Management should obtain formal written documentation of all severance agreements.

Management’s Response: Response to be developed by April 21

GENERAL

Complete job descriptions

During our review of the Company’s internal controls, we noted that complete job descriptions for company employees are not maintained. As a result, employees’ job functions could become misunderstood and errors occur in the accounting department.

Recommendation: Management should formally document all employees’ job description.

Management’ Response: We plan to develop job descriptions for all the positions in the company in addition to the Accounting Department. This task will be completed later in the year as we complete the Documentation phase of our Section 404 review and have defined the control environment.

* * * * *

We will be pleased to discuss with you the aforementioned recommendations and the implementation of them.

This letter is intended solely for the information and use of the Board of Directors, Audit Committee, and Management and should not be used for any other purposes.

Very truly yours,

BDO Seidman, LLP

April 14, 2005

BDO Seidman, LLP

700 N Pearl Street, Suite 2000

Dallas, TX 75201

Ladies and gentlemen:

We are providing this letter in connection with your audit of the consolidated financial statements of Aegis Communications Group, Inc. (the “Company”) as of December 31, 2004 and for the year then ended for the purpose of expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the consolidated financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of April 14, 2005, the following representations made to you during your audit:

(1)	The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

(2)	We are responsible for adopting sound accounting policies, establishing and maintaining internal controls to, among other things, help assure the preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, and preventing and detecting fraud.

(3)	We have disclosed to you and the Audit Committee all Material Weaknesses, Significant Deficiencies, and Deficiencies that have been identified through the audit report date. We have disclosed all Material Weaknesses in ITEM 9A of the 2004 Form 10-K and they are incorporated here by reference. This is in accordance with PCAOB Standard#2.

Aegis Communications Group, Inc.

8001 Bent Branch Drive • Irving, Texas 75063 • Tel 972 868 0225 • Fax 972 868 0267

(4)	We have made available to you all:

(a)	Financial records and related data.

(b)	Minutes of the meetings of stockholders, directors and committees of directors which were held from January 1, 2004 to the date of this letter, or summaries of actions of recent meetings for which minutes have not yet been prepared.

(5)	There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

(6)	There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements. All financial statement misstatements identified and discussed with us in the course of the audit (as indicated on the attached schedule) have been recorded. We have evaluated the propriety of the recorded misstatements based on a review of both the applicable authoritative literature and the underlying supporting evidence from our files and confirm our responsibility for the decision to record them.

(7)	We have no knowledge of any:

(a)	Fraud or suspected fraud involving management or employees who have significant roles in internal control, whether or not perceived to have a material effect on the financial statements.

(b)	Fraud or suspected fraud involving others where the fraud could have a material effect on the financial statements.

(c)	Allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

(8)	We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

(9)	The following, where applicable, have been properly recorded or disclosed in the financial statements:

(a)	Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

(b)	Capital stock repurchases options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.

Aegis Communications Group, Inc.

8001 Bent Branch Drive • Irving, Texas 75063 • Tel 972 868 0225 • Fax 972 868 0267

(c)	All derivative instruments and any embedded derivative instruments that require bifurcation, in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.

(d)	Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line-of-credit or similar arrangements.

(e)	Guarantees, whether written or oral, under which the Company is contingently liable.

(f)	Significant estimates and material concentrations known to management that is required to be disclosed in accordance with the AICPA’s Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties. In that regard, all accounting estimates that could be material to the financial statements, including key factors and significant assumptions underlying those estimates, have been identified, and we believe the estimates are reasonable in the circumstances.

(g)	Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5, Accounting for Contingencies, including:

•	Pending or anticipated tax assessments or refunds, price or profit renegotiation, other potential or pending claims, lawsuits by or against any branch of government or others;

•	Written or oral guarantees, endorsements, or unused letters of credit;

•	Unusual product or service warranties or guarantees; or

•	Labor claims or negotiations.

(h)	Commitments, such as:

•	Major fixed asset purchase agreements;

•	More-than-one-year employment arrangements or contracts with suppliers or customers, or one-year-or-longer term leases;

•	Deferred compensation, bonuses, pensions and profit-sharing plans, or severance pay; or

•	Pending sale or merger of all or a portion of the business or of an interest therein or acquisition of all or a portion of the business, assets or securities of another entity.

Aegis Communications Group, Inc.

8001 Bent Branch Drive • Irving, Texas 75063 • Tel 972 868 0225 • Fax 972 868 0267

(i)	Joint ventures or other participations, the detailed transactions of which are not carried on our books.

(j)	Following are our representation of major commitments - The Company has employment agreements with Richard Ferry, Chief Executive Officer, and Kannan Ramasamy, Chief Operating Officer. The employment agreements provide for, upon adoption of an employee stock option plan, grants of options to purchase the Company’s common stock of 6,900,000 shares for Mr. Ferry, and 3,450,000 shares for Mr. Ramasamy. Price of the option is closing market price of the Company’s common stock on the date of grant and the options vest in three equal annual installments and terminate ten years from date of grant. Based on discussions with our attorneys these options have not been granted. It will take approval by the Board of Directors, which has not occurred as of April 14, 2005. At this time these options do not have any financial statement impact and all related footnote disclosures are properly presented in 2004 Form 10-K .

The Company has agreements with certain telephone long distance carriers which currently range from 8 months to 33 months, and which provide for annual minimum usage requirements. During the second quarter of 2002, the Company completed negotiations with one of its carriers to cancel the then remaining minimum usage requirements under the agreement in exchange for entering into a new reduced usage commitment with the carrier under which the Company is committed to usage of $2,200,000 over a 36-month period. During the fourth quarter of 2004, the Company reached agreement with its largest carrier to cancel the remaining minimum usage commitment under the then existing agreement in exchange for entering into a reduced usage commitment effective October 1, 2000, under which it is committed to usage of $7,400,000 annually for seven years.

At December 31, 2004, the Company accrued $290,000 related to unused and under accrual usage for the current years commitment of $7,400,000. The contract provides for a “Business Downturn / Network Optimization” clause which in the event of a business downturn beyond the control of us and other issues related to our business, which significantly reduces the volume of services required by us, with the result that we will be unable to meet our revenue and or volume commitments, we and the vendor service provider will cooperate to develop a mutually agreeable alternative arrangement, and if we and the vendor service provider can, then we and the vendor service provider will amend or replace the affected metrics of the contract currently in place. In January 2005, we initiated the downturn clause and will be working with the vendor provider to develop a mutually agreeable alternative. The company believes the contingency could be in the range from $0 to $600,000, and Management’s best estimate is $290,000, which has been accrued for at December 31, 2004.

Aegis Communications Group, Inc.

8001 Bent Branch Drive • Irving, Texas 75063 • Tel 972 868 0225 • Fax 972 868 0267

On December 31, 2004, the Company had two outstanding irrevocable letters of credit. These letters totaled approximately $2,880,000 in value and expire between February 6, 2005 and July 13, 2005 and have been revised to expire between March 15, 2006 and March 30, 2006. The letters are being maintained as security for the Company’s self-insured portion of its workers compensation insurance program and to support licensing requirements related to certain contractual obligations entered into by the Company. Letters of credit reduce the amount available to be borrowed under the Company’s revolving line of credit.

We are party to certain legal proceedings incidental to our business. Certain claims arising in the ordinary course of business have been filed or are pending against us. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position or consolidated results of operations of Aegis.

On July 18, 2003, two of our public stockholders, John Beggi and Steven Stremke, filed complaints in the District Court of Dallas County, Texas against the Company and the individual members of its Board of Directors. The complaints alleged, among other things, that the then-proposed acquisition of the Company by AllServe was unfair to our public stockholders and that the defendants breached their fiduciary duties to our public stockholders in connection with the then-proposed acquisition. The plaintiffs are seeking a class action in each complaint and are seeking to enjoin the transaction with AllServe. At this time, it is not possible to predict accurately the outcome of these lawsuits as it is not yet clear what effect the subsequent termination of the merger agreement with AllServe and completion of the transaction with Deutsche Bank and Essar may have on this stockholder litigation. We intend to continue to contest these lawsuits vigorously. The parties reached a settlement in early March 2005, subject to court approval that will result in the dismissal of all claims. This is expected to occur in the second quarter of 2005.

Additionally, on November 12, 2003, AllServe and its wholly-owned subsidiary AllServe Systems, Inc. filed suit against us in the Court of Chancery of the State of Delaware. Based on the complaint, the plaintiffs are apparently seeking an injunction to prevent us from closing the transaction with Deutsche Bank and Essar, which in our view has already been closed. The complaint also seeks to specifically enforce our merger agreement with AllServe. Alternatively, the complaint seeks payment of the $1,137,000 break-up fee as well as other monetary damages that, according to AllServe, exceed $50,000,000. We deny that AllServe is entitled to any injunctive relief, payment of the break-up fee or any other damages or payments. The $1,137,000 was accrued at December 31, 2004 and 2003 to the subordinated debtholders. Payment to the subdebt holders is contingent upon the outcome of the Allserve litigation and may be net of certain expenses. If certain fees are paid to Allserve, that will reduce the amount paid to the subordinated debtholders, up to $1,137,000. At this time it is not possible to accurately predict the outcome of this lawsuit. We intend to contest this lawsuit vigorously.

Aegis Communications Group, Inc.

8001 Bent Branch Drive • Irving, Texas 75063 • Tel 972 868 0225 • Fax 972 868 0267

On July 22, 2004, the Company signed an agreement with the New York State Urban Development Corporation giving to us a financial grant of $884,000 initial disbursement after execution of a lease for 80 Broad Street to expire no earlier than April 1, 2011. We must employ at least 260 full-time permanent employees at the project location by December 31, 2005 or repay the Grant. As we had the New York office in operation for a time during 2004 we could be held accountable at December 31, 2005 for approximately 75% or up to 100% (based on Special Recapture Terms) of the Grant repayment if we don’t have at least 260 full-time permanent employees in place. Accordingly in 2004, the Company has accrued an expense of approximately $884,000 for potential repayment of the grant to the New York State Urban Development Corporation. The Company credits the amortization to rent expense for the credit received in the quarter for the New York State incentive.

(10)	Management is not aware of any information indicating that an illegal act (including violations under the Sarbanes-Oxley Act of 2002), or violations or possible violations of any regulations (including the failure to file reports required by regulatory bodies (e.g., EPA, OCC, FDIC, DOL, Medicare, U.S. Customs Service) when the effects of failing to file could be material to the financial statements), has or may have occurred, whether or not perceived to have a material effect on the financial statements.

(11)	Management is also not aware of any situations where a Member Firm of BDO International has provided bookkeeping or other non-attest services to any of our foreign operations that could potentially result in a violation of the SEC’s independence rules.

In addition, management has used its best efforts to cause all foreign subsidiaries and affiliates included in the consolidated financial statements to provide any authorization necessary to permit compliance with requests by the SEC or the PCAOB for production of documents or information in a foreign public accounting firm’s, associated person’s, or BDO Seidman, LLP’s possession, custody, or control that was obtained by a foreign public accounting firm in the conduct of audit services by such firm or person.

Further, the Company hereby waives, to the fullest extent permissible under applicable law, the rights provided under any laws, regulations, professional standards, or other provisions that might restrict the ability of any foreign public accounting firm, any associated person, or BDO Seidman, LLP, to comply with requests by the SEC or the PCAOB for production of documents or information in such foreign public accounting firm’s, associated person’s or BDO Seidman, LLP’s possession, custody, or control that was obtained in the conduct of audit services by such foreign firm or person, and consents, to the fullest extent permissible under applicable law, to action taken in furtherance of the foregoing by any foreign public accounting firm, associated person, or BDO Seidman, LLP.

Aegis Communications Group, Inc.

8001 Bent Branch Drive • Irving, Texas 75063 • Tel 972 868 0225 • Fax 972 868 0267

(12)	Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB Statement No. 5, Accounting for Contingencies.

(13)	Receivables recorded in the financial statements represent valid claims against debtors for sales or other charges arising on or before the balance-sheet date and have been appropriately reduced to their estimated net realizable value.

(14)	The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, other than the security collateral interest in the Foothill, Deutsche Bank, and Essar notes. Effective April 4, 2005, the Company signed a new financing agreement with Rockland Credit Finance, LLC (replaces the Foothill credit facility) to provide working capital funding to the Company and this funding is collateralized by all the receivables.

(15)	Provision has been made for any material loss to be sustained in the fulfillment of, or from inability to fulfill, any sales commitments.

(16)	We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

(17)	No discussions have taken place with your firm’s personnel regarding employment with the Company.

(18)	In connection with any electronic presentation of the financial statements and your audit report thereon on our web site, we acknowledge that:

•	We are responsible for the preparation, presentation, and content of the financial statements in the electronic format.

•	If your audit report is presented on our web site, the full financial statements upon which you reported and to which you appended your signed report will be presented.

•	We will clearly indicate in the electronic presentation on our web site the financial information that is subject to your audit report. We will clearly differentiate any information that may also be presented by us on or in connection with our web site that was contained in the published version of the financial statements and other supplementary information, but which is not part of the audited financial statements or other financial information covered by your audit report.

•	We have assessed the security over financial statement information and the audit report presented on our web site, and are satisfied that procedures in place are adequate to ensure the integrity of the information provided. We understand the risk of potential misrepresentation inherent in publishing financial information on our web site through internal failure or external manipulation.

Aegis Communications Group, Inc.

8001 Bent Branch Drive • Irving, Texas 75063 • Tel 972 868 0225 • Fax 972 868 0267

(19)	As of April 14, 2005, there are no outstanding past-due accounting support fees payable to the Public Company Accounting Oversight Board.

(20)	The interim financial information included in a note to the consolidated) financial statements contains appropriate disclosure, to the extent applicable, of:

(a)	Disposals of segments of a business,

(b)	Extraordinary, unusual, or infrequently occurring items,

(c)	Accounting changes, and

(d)	The aggregate effect of year-end or other adjustments that are material to the results of each quarter.

(21)	Management has developed plans that it believes will enable the Company to continue as a going concern for at least one year from the date of this letter. Those plans are to replace the Foothill credit facility and consummate a transaction in which the Company would sell additional shares of its common stock to Essar in exchange for Essar’s cancellation of the Company’s approximate $17.8 million indebtedness to Essar. The Company has formed a special committee comprised of independent members of the Board of Directors to consider this transaction, negotiate with Essar, and potentially approve the transaction on terms that are in the best interests of the Company. Subsequent to December 31, 2004, Essar has provided its credit extension to the Company in the form of stand-by letters of credits to cover certain bonding requirements in place and is currently working to set up letter of credit to cover the Company’s workers compensation contingent liabilities. In the interim, effective 12/31/04 Essar and Deutsche Bank have collectively agreed to extend the due date of their short-term debt maturities of $3.126 million due 2nd quarter 2005 to various maturities commencing April 30, 2006 through August 30, 2006. As mentioned above, Essar has provided to the Company a written expression of intent to convert its funded debt of approximately $17.8 million into common stock of the Company after completion of third party evaluation and documentation. Effective April 4, 2005, the Company signed a new financing agreement with Rockland Credit Finance, LLC (replaces the Foothill credit facility) to provide working capital funding to the Company. The Company believes that with the turnaround strategy and business plan initiative put in place by the new management team installed during the 4th quarter 2004, additional financing by Rockland Credit Finance, Letters of Credit supplied by Essar’s credit facility, deferment of short-term debt beyond one year of maturity, Essar’s plan is to convert its funded debt of $17.8 million into company common stock and provide additional funding, and future cash flows from operations, will enable the Company to meet current obligations and continue its business operations. In addition Essar is committed to make available up to $3.0 million in short term borrowings to cover any cash requirements that may arise. Management has provided to BDO Seidman LLP its forecast of Working Capital through March 2006 along with the major assumptions, which represents management’s best estimate as of April 14, 2005 (See attachment to this letter).

Aegis Communications Group, Inc.

8001 Bent Branch Drive • Irving, Texas 75063 • Tel 972 868 0225 • Fax 972 868 0267

(22)	We agree with the findings of specialists in evaluating the Worker’s Compensation Insurance and have adequately considered the qualifications of the specialist in determining the amounts and disclosures used in the financial statements and underlying accounting records. We did not give or cause any instructions to be given to specialists with respect to the values or amounts derived in an attempt to bias their work, and we are not otherwise aware of any matters that have had an impact on the independence or objectivity of the specialists.

(23)	We believe that all material expenditures that have been deferred to future periods will be recoverable.

(24)	With respect to deferred tax assets included in the financial statements:

The valuation allowance that has been recorded against the deferred tax assets represents our best estimate based on the available evidence as prescribed in FASB Statement No. 109, Accounting for Income Taxes, and we believe that such valuation allowance reduces the deferred tax asset to an amount whose realization is more likely than not.

•	The Company has excluded short-term obligations totaling $3.2 million from current liabilities because it intends to refinance the obligations on a long-term basis. The Company has received written confirmation from Essar and Deutsche Bank as to their commitment to defer the notes at various maturities commencing from June 3, 2005 to October 31, 2005 to April 30, 2006 to August 30, 2006.

•	To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date this letter is signed that would require adjustment to or disclosure in the aforementioned financial statements.

Aegis Communications Group, Inc.

8001 Bent Branch Drive • Irving, Texas 75063 • Tel 972 868 0225 • Fax 972 868 0267

Very truly yours,

/s/ Richard Ferry
Richard Ferry	Date
President and Chief Executive Officer, Director

/s/ Kannan Ramasamy
Kannan Ramasamy	Date
Chief Financial Officer and Principal Accounting Officer

/s/ Kent Van Houten
Kent Van Houten	Date
An Independent Contractor in the capacity of Vice President of Finance

Aegis Communications Group, Inc.

8001 Bent Branch Drive • Irving, Texas 75063 • Tel 972 868 0225 • Fax 972 868 0267

April 14, 2005

Audit Committee

Aegis Communications Group, Inc.

7880 Bent Branch Drive

Irving, Texas 75063

Gentlemen:

Professional standards require us to advise you of the following matters relating to our recently completed audits. The matters discussed herein are those that we have noted as of April 14, 2005, and we have not updated our procedures regarding these matters since that date to the current date.

Our Responsibility Under Generally Accepted Auditing Standards

As stated in our engagement letter dated March 30, 2004, our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether caused by error or fraud. An audit in accordance with auditing standards generally accepted in the United States of America does not provide absolute assurance or guarantee the accuracy of the financial statements and is subject to the inherent risk that errors or fraud, if they exist, have not been detected. Such standards also require that we obtain a sufficient understanding of Aegis Communications Group, Inc. (the “Company”) internal control to plan the audit. However, such understanding is required for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Our Responsibility for Other Information in Documents Containing Audited Financial Statements

Under professional standards, the auditor’s responsibility for other information in documents containing the Company’s audited financial statements (e.g., Management’s Discussion and Analysis of Financial Condition and Results of Operations) does not extend beyond the financial information identified in the audit report, and the auditor is not required to perform procedures to corroborate such other information. However, in accordance with such standards, we have read the information in the Company’s Form 10-K and the Annual Report to Shareholders and considered whether such information, or the manner of its presentation, was materially inconsistent with its presentation in the financial statements. Our responsibility also includes calling to management’s attention any information that we believe is a material misstatement of fact. No such inconsistencies or misstatements came to our attention.

Critical and Significant Accounting Policies

We have reviewed the accounting policies that management has identified to be the most critical, and concur with management’s assessment. These include goodwill, accounts receivable, revenue recognition, Deutsche bank/Essar transaction, gain on early extinguishment of debt, impairment of long-lived assets, income taxes, accounting for employee benefits, and accounting for contingencies.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued a revised SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which replaces SFAS 123 and supercedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. SFAS 123R is effective for periods beginning after June 15, 2005. The guidance also provides for classifying awards as either liabilities or equity, which impacts when and if the awards must be remeasured to fair value subsequent to the grant date. At the time of adoption, companies can select from three transition methods, two of which would allow for restatement of certain prior periods. Management anticipates selecting the transition method in which prior period financial statements would not be restated. The adoption of SFAS No. 123R may have a significant effect on our financial statements.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, Exchanges of Non-monetary Assets, An Amendment of APB Opinion No. 29 (“SFAS No. 153”). The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the consolidated financial position or results of operations of the Company.

Management Judgments and Accounting Estimates

Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management’s current judgments. We believe that the Company’s allowance for doubtful accounts, reserve for estimated self-insured workers compensation claims, reserve for the Paramus lease, goodwill valuation, and reserve for deferred tax assets represent particularly sensitive accounting estimates. We have made tests of management’s estimates and deemed them to be appropriate.

Significant Audit Adjustments

For purposes of this letter, professional standards define a significant audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. The definition includes adjustments that were not recorded by the Company because they are not material to the current financial statements but might be potentially material to future financial statements.

All proposed adjustments were made by management.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting or auditing matter which could be significant to the Company’s financial statements or the audit report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultation with Other Accountants

There may be circumstances where the Company considers consulting with other accountants about accounting and auditing matters. We are not aware of any situation where this occurred during the period.

Major Issues Discussed with Management Prior to Our Retention

Prior to our being retained as auditor for the current fiscal year, there were no major accounting or other issues of concern discussed with management

Difficulties Encountered in Performing the Audit

We are pleased to inform you that there were no significant delays encountered during the course of the audit.

Business and Technology Solution Fees

During the year ended December 31, 2004, we did not perform any business and technology solution services.

Should you desire further information concerning these matters, we will be happy to meet with you at your convenience.

This letter is solely for the internal use of the Audit Committee, Board of Directors and management of the Company and should not be distributed to any other persons or used for any other purpose.

Very truly yours,

BDO Seidman, LLP

PROPOSED ADJUSTING JOURNAL ENTRIES

Client	Aegis Communications Group	Year End	December 31, 2004

PAJE #	Adjustment Description	Account Number			Balance Sheet Effect			Pre-Tax Income	Net Income ***	Gross Profit	Working Capital	(Memo)
			Proposed Journal Entry		Assets	Liabilities	Equity
			Debit	Credit	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	Current Year PAJEs
1	Wage expense	5457-0000	131,529				(131,529)	(131,529)	(131,529)
	Wage accrual	2505-0000		131,529		131,529					(131,529)
	After the books were closed, it was determined that an additional accrual of $100,000 for severance costs was needed for the 4th Quarter 2004. The severance costs related directly to a Corporate Officer who terminated during October 2004. An additional accrual of $7,529 relating to a year-end true-up accrual expense of severance costs for four executive officers who terminated earlier during Fiscal 2004. It was determined that an additional accrual of $24,000 was needed for the December 31, 2004 Company payroll. All three of these adjustments impacted only the 4th Quarter 2004 and reflects Management’s best assessment at December 31, 2004.

2	Wage accrual	2505-0000	177,400			(177,400)					177,400
	Wage expense	5205-0000		177,400			177,400	177,400	177,400
	After the books were closed, it was determined that an over accrual of $177,400 for hourly employees existed as of the December 31, 2004 payroll. This adjustment impacted only the 4th quarter 2004 and is based on Management’s best assessment at December 31, 2004.

3	Accrued Professional Fees	2695-0000	125,000			(125,000)					125,000
	Audit expense	6120-0000		125,000			125,000	125,000	125,000
	While closing the books, Management increased the accrual for the annual Audit fees by an additional $100,000. During the course of the audit, Management reviewed the engagement letter and reduced the accrual to the estimated cost as detailed in the engagement letter with the former auditor. This adjustment impacted only the 4th Quarter 2004, and is based on Management’s best assessment at December 31, 2004.

4	Def Revenue	3110-0000	341,425			(341,425)					341,425
	A/R - Non trade	1225-0000		341,425	(341,425)						(341,425)
	During January 2004 the Company sent invoices totaling $375,631 to Allserve as reimbursement for costs incurred by the Company related to ‘a then-pending’ acquisition by Allserve. As the Company is now in litigation with Allserve, Management has determined that 90% or $341,425 should be reserved against those invoices. This adjustment allocates the reserve against the receivable account during the 4th Quarter 2004 and reflects Management’s best assessment at December 31, 2004.

5	Accruals Other	2705-0000	41,107			(41,107)					41,107
	Lease expense	5905-0000		41,107			41,107	41,107	41,107
	During the course of the audit, Management reviewed the accrual of costs related to the Paramus, NJ Office Lease and determined that an over accrual of $41,107 existed at 4th Quarter 2004. This adjustment impacted only the 4th quarter 2004, and is based on Management’s best assessment at December 31, 2004.

6	Computer SW Expense	5510-0000	40,323				(40,323)	(40,323)	(40,323)
	Prepaid Other	1410-0000		40,323	(40,323)						(40,323)
	During the Close process, the expensing of the 4th Quarter 2004 prepaid expense related to a software maintenance agreement totaling $40,323 was not made. This adjustment impacted the 4th Quarter 2004 and is based on Management’s best assessment at December 31, 2004.

PROPOSED ADJUSTING JOURNAL ENTRIES

Client	Aegis Communications Group	Year End	December 31, 2004

					Balance Sheet Effect			Pre-Tax Income	Net Income ***	Gross Profit	Working Capital	(Memo)
PAJE #	Adjustment Description	Account Number	Proposed Journal Entry		Assets	Liabilities	Equity
			Debit	Credit	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	Current Year PAJEs
7	Accounts Payable	2105-0000	304,369			(304,369)					304,369
	Cash	1115-0300		304,369	(304,369)						(304,369)
	During the 4th Quarter, the Company reconciled its bank accounts, but did not record in the General Ledger at December 31, 2004 seven reconciling items related to wire transfers totaling $304,369. One wire transfer related to October 2004 activity, one wire transfer related to November 2004 activity, and five wire transfers related to December 2004 activity. This adjustment impacted the 4th Quarter 2004 and reflected Management’s best assessment at December 31, 2004.

8	AR Allowance	1290-0000	108,482		108,482						108,482
	Bad debt expense	6220-0000		108,482			108,482	108,482	108,482
	At the beginning of the 4th quarter the Company had an Accounts Receivable Allowance Reserve of $261,000. The Company has accounts receivable with AAA rated customers that generally pay on time related to their contractual commitments. Upon a review of the customer base and their payment patterns, Management determined that the reserve in the Accounts Receivable Allowance account (based on a 60 day post balance sheet review of all outstanding receivables) was too high. Upon Management assessment the Accounts Receivable Reserve was reduced by $108,482 to $87,000 at December 31, 2004. This reflects Management’s best assessment at December 31, 2004.

9	Telephone Expense	5535-0000	290,065				(290,065)	(290,065)	(290,065)
	Telephone Accrual	2675-0000		290,065		290,065					(290,065)
	During the close process Management was aware of a potential under accrual for Telecom expenses, but was unable to quantify the amount until late in the 1st quarter of 2005. There is no prior quarter impact as the related telecom contract period started October 1, 2004 and runs through September 30, 2005. This adjustment was based on Management assessment of the contract terms and actual charges from the vendor for the 4th Quarter 2004.This is based on Management’s best assessment at December 31, 2004.

10	Cash	1115-0300	26,386		26,386						26,386
	Unclaimed Payable	2661-0000		26,386		26,386					(26,386)
	During October 2004 the Company closed a bank account which was used for Payroll. In closing the books for the 4th Quarter, Management recognized that there were unclaimed outstanding checks totaling $26,386 in this closed bank account. At December 31, 2004, Management reclassed in the General Ledger these credits to an Unclaimed Wages Payable Account. This adjustment impacts the 4th Quarter 2004, and is based on Management’s best assessment at December 31, 2004.

11	Inbound Production(Revenue)	4105-0000	94,755				(94,755)	(94,755)	(94,755)	(94,755)
	AR Other	1215-0000		94,755	(94,755)						(94,755)
	Each month the Company records an accrual to Revenue based on amounts to bill one of its Customers for Telecom expenses incurred. While closing the books an accrual was recorded for $309,111, but during the audit Management reviewed the amount billed and determined that only $214,356 should have been accrued. Management prepared an adjusting entry for $94,755. This adjustment impacts the 4th Quarter 2004, and is based on Management’s best assessment at December 31, 2004. (See Entry #14 for a similar adjustment.)

PROPOSED ADJUSTING JOURNAL ENTRIES

Client	Aegis Communications Group	Year End	December 31, 2004

					Balance Sheet Effect
			Proposed Journal Entry		Assets	Liabilities	Equity	Pre-Tax Income	Net Income ***	Gross Profit	Working Capital	(Memo)
PAJE #	Adjustment Description	Account Number	Debit	Credit	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	Current Year PAJEs
12	Fixed Asset Clearing	1635-0000	56,919		56,919
	Computer Equipment	1610-0000		56,919	(56,919)
	After the Books were closed and during the Audit, Management reviewed the Fixed Asset Clearing account, where all Fixed Assets acquisitions are capitalized until all costs incurred are identified. Management determined that a particular asset was reclassed to Computer Equipment (a capitalized asset account) twice. Management made the above entry to adjust for the duplicate clearing of the Fixed Asset Clearing account. This impacts the 4th Quarter 2004, and reflects Management’s best assessment at December 31, 2004.

13	Current maturity of DB/Essar LTD	2312-0000	217,783			(217,783)					217,783
	LTD - DB	2921-0000		46,948		46,948
	LTD - Essar	2922-0000		170,835		170,835
	After the Books were closed and during the Audit, Management reviewed the Long Term Debt Accounts related to the Revised Loan Agreements dated November 22, 2004 and Revised again at January 3, 2005 to reclass between the long term and current portions of the debt on the Balance Sheet. This adjustment impacted the 4th quarter 2004, and is based on Managements best assessment at December 31, 2004.

14	Revenue	4075-0000	123,314				(123,314)	(123,314)	(123,314)	(123,314)
	AR Other	1215-0000		123,314	(123,314)						(123,314)
	Each month the Company records an accrual to Revenue based on amounts to bill several of its Customers for Telecom expenses incurred. While closing the books an accrual was recorded for $131,780, but during the audit Management reviewed the amounts billed and determined that only $8,466 should have been accrued. Management prepared an adjusting entry for $123,314. This adjustment impacts the 4th Quarter 2004, and is based on Management’s best assessment at December 31, 2004. (See Entry #11 for a similar adjustment.)

15	Bank charges	6230-0000		78,389			78,389	78,389	78,389
	WF Control Disb Acc	1110-0300	30,786		30,786						30,786
	WF Foothill	1115-0300	47,603		47,603						47,603
	After closing of books, while preparing audit schedules Management determined that certain bank charges were recorded twice and Management proposed this adjusting journal entry. This adjustment impacted the 4th quarter 2004, and reflects Management’s best assessment at December 31, 2004.

16	Telco Equipment	1620-0000	59,329		59,329
	Fixed Asset Clearing Acc	1635-0000		59,329	(59,329)
	After the Books were closed and during the Audit, Management reviewed the Fixed Asset Clearing account, where all Fixed Assets acquisitions are capitalized until all costs incurred are identified. Management determined that the cost for a particular asset was in fact complete and should have been reclassed to Telecom Equipment (a capitalized asset account) during the 4th Quarter. This impacts the 4th Quarter 2004, and reflects Management’s best assessment at December 31, 2004.

PROPOSED ADJUSTING JOURNAL ENTRIES

Client	Aegis Communications Group	Year End	December 31, 2004

					Balance Sheet Effect
PAJE #	Adjustment Description	Account Number	Proposed Journal Entry		Assets	Liabilities	Equity	Pre-Tax Income	Net Income ***	Gross Profit	Working Capital	(Memo)
			Debit	Credit	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	Current Year PAJEs
17	Fixed Asset clearing Acc	1635-0000	481,960		481,960
	Leasehold Improvements	1625-0000		481,960	(481,960)
	Leasehold Improvements	1625-0000	44,569		44,569
	Fixed Asset clearing Acc	1635-0000		44,569	(44,569)
	After the Books were closed and during the Audit, Management reviewed the Fixed Asset Clearing account, where all Fixed Assets acquisitions are capitalized until all costs incurred are identified. There are two items included in this journal entry. The first relates to a receipt of $481,960 received by the Company in December 2004 for reimbursement of Leasehold Improvement Costs. This receipt was credited to the Fixed Asset Clearing Account. This entry reclasses the receipt to the Leasehold improvement account (Refer to entry #32 for additional information).
	The Second item of $44,569 is a reclassification of costs from the Fixed Asset Clearing Account to Leasehold Improvement Account. This was based on Management’s best estimate of the facts at December 31, 2004.

18	Accounts Payable	2105-0000	241,150			(241,150)					241,150
	Maintenance Bld	5930-0000		2,226			2,226	2,226	2,226
	Supplies - Bld	5945-0000		1,080			1,080	1,080	1,080
	Fixed Asset Clearing Acc	1735-0000		201,844	(201,844)
	Maintenance Computer Equip, Software	5937-0000		36,000			36,000	36,000	36,000
	While closing of books, the Company inadvertently executed a Purchase Order Clearing function (a LAWSON Accounting System process) which generated a system Journal Entry. This entry recorded an asset to Fixed Asset Clearing, and other expenses with an offset to the Accounts Payable. This adjustment reverses that journal entry as the Company does not currently use this function of Lawson, impacting the 4th Quarter, and reflects Management’s best assessment at December 31, 2004.

19	Accrued other	2705-0000	144,613			(144,613)					144,613
	Workers comp expense	5740-0000		144,613			144,613	144,613	144,613
	While closing the books the Company accrued $223,869 for Workers Compensation insurance. After closing of books, the Company received an invoice from the West Virginia Workers Compensation Commission amounting to only $79,256 for the 4th Quarter 2004. Therefore Management proposed an adjusting journal entry for $144,613. This entry impacted the 2nd and 3rd Quarters 2004, but was deemed immaterial for adjustment. This was Management’s best assessment at December 31, 2004.											See Aegis Communications Group Analysis Journal Entries detail attached showing any potential impact to prior reporting periods.

20	Interest Expense	6427-0000	85,814				(85,814)	(85,814)	(85,814)
	Discount on Note Payable Essar/DB	2924-0000		85,814		85,814					(85,814)
	The Company had historically accounted for the amortization of discounts on notes payable utilizing the straight line method determining that it was a reasonable approximation of the effective interest rate method. At December 31, 2004 after the books were closed, Management determined that the straight line method no longer provided similar results when compared to the effective interest rate method. Management recorded additional amortization expense of $85,814 while decreasing the remaining discount from $1,920,811 to $1,834,997. This entry impacted the 2nd and 3rd quarters 2004, but was deemed immaterial for adjustment. This was Management’s best assessment at December 31, 2004.											See Aegis Communications Group Analysis Journal Entries detail attached showing any potential impact to prior reporting periods.

PROPOSED ADJUSTING JOURNAL ENTRIES
Client	Aegis Communications Group						Year End	December 31, 2004

					Balance Sheet Effect
PAJE #	Adjustment Description	Account Number	Proposed Journal Entry		Assets	Liabilities	Equity	Pre-Tax Income	Net Income ***	Gross Profit	Working Capital	(Memo)
			Debit	Credit	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	Current Year PAJEs
21	Accounts Payable	2110-0000	873,415			(873,415)					873,415
	Cash - WF Foothill Credit Facility	1110-0300		141,000	(141,000)						(141,000)
	Cash - Controlled Disbursements	1110-0300		732,415	(732,415)						(732,415)
	In closing of the Books at December 31, 2004, the Company inadvertently recorded a journal entry to Debit Cash and Credit Accounts Payable for $873,415 for checks released to vendors. During the course of the Audit, Management proposed the following journal entry to reverse the journal entry by debiting accounts payable and crediting cash accounts for the payment of checks. This impacted only the 4th Quarter 2004, and is based on Management’s best assessment at December 31, 2004.

22	Cash - Controlled Disbursements	1110-0300	227,418		227,418						227,418
	Accounts Payable	2105-0000		227,418		227,418					(227,418)
	As a result of the above journal entry #21, the Cash Controlled Disbursement account had a credit balance. Management recorded this journal entry to reclassify the resulting credit cash balance to accounts payable for financial reporting purposes. This item impacted only the 4th Quarter 2004, and is based on Management’s best assessment at December 31, 2004.

23	Accumulated Depreciation - Lease Hold Improvement	1725-0000	264,049		264,049
	Depreciation Expense	6625-0000		264,049			264,049	264,049	264,049
	After closing of the books, Management reviewed the Fixed Asset accounts and determined that the Company had been recording the amortization of leasehold improvements to the New York office (June 2004 occupancy date) incorrectly. The journal entry to record the amortization was incorrectly based on a one year amortization period instead of the seven year lease term. This adjusting journal entry reverses the seven months of amortization expense from June 2004 to December 2004 based on the incorrect one year amortization period. Journal entry # 24 below adjusts for the correct seven year amortization period. This entry impacted the 2nd and 3rd quarters 2004, but was deemed immaterial for adjustment. This is based on Management’s best assessment at December 31, 2004.											See Aegis Communications Group Analysis Journal Entries detail attached showing any potential impact to prior reporting periods.

24	Depreciation Expense	6625-0000	41,435				(41,435)	(41,435)	(41,435)
	Accumulated Depreciation - Lease Hold Improvement	1725-0000		41,435	(41,435)
	See journal entry # 23 for explanation.											See Aegis Communications Group Analysis Journal Entries detail attached showing any potential impact to prior reporting periods.

25	Electrical Expense	5605-0000	50,228				(50,228)	(50,228)	(50,228)
	Other Accrued Expenses	2705-0000		50,228		50,228					(50,228)
	After closing of the books and during the course of the Audit, Management reviewed its accruals, searching for additional unrecorded liabilities and determined that one electrical service invoice for 4th Quarter service was not accrued at December 31, 2004. Management prepared the adjusting journal entry to accrue the expense of $50,228. This impacted only the 4th Quarter 2004 and is based on Management’s best assessment at December 31, 2004.

PROPOSED ADJUSTING JOURNAL ENTRIES

Client	Aegis Communications Group	Year End	December 31, 2004

					Balance Sheet Effect			Pre-Tax Income	Net Income ***	Gross Profit	Working Capital	(Memo)
PAJE #	Adjustment Description	Account Number	Proposed Journal Entry		Assets	Liabilities	Equity
			Debit	Credit	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	Current Year PAJEs

26	Legal Expense	6110-0000	51,331				(51,331)	(51,331)	(51,331)
	Accrue Legal & Professional	2695-0000		51,331		51,331					(51,331)
	After closing of the books and during the course of the Audit, Management reviewed its accruals, searching for additional unrecorded liabilities and identified that it was missing a legal bill for services provided during the 4th Quarter 2004. Management prepared an adjusting journal entry to accrue the additional the expense of $51,331.This adjustment impacted only the 4th Quarter and is based on Management’s best assessment at December 31, 2004.

27	Accrued Legal & Professional	2695-0000	350,000			(350,000)					350,000
	Legal Expense	6115-0000		350,000			350,000	350,000	350,000
	While closing the books, the Company had accrued $350,000 for an employee related lawsuit based on Attorney advisement. During the course of the audit in March 2005, the Court dismissed the employee lawsuit and it was determined that there was no grounds for appeal. This adjustment reverses the previous accrual, and impacted only the 4th Quarter 2004 and is based on Management’s best assessment at December 31, 2004.

28	Accounts Payable Conversion	2110-0000	362,999			(362,999)					(362,999)
	Accrued Liabilities	2705-0000		50,181		50,181					(50,181)
	Cost of Services	5110-0000		242,668			242,668	242,668	242,668	242,668
	SG&A	6105-0000		58,002			58,002	58,002	58,002
	Fixed Assets - Clearing	1735-0000		12,148	(12,148)						(12,148)
	Expenses incurred during the 4th quarter, were appropriately recorded as incurred (debit expense and credit accounts payable). As the Company’s cash position tightened, these expenses were then charged on the Corporate American Express Card and accrued upon receipt of the American Express Statement (debit expense and credit accruals). After closing the books, Management reconciled the payables sub ledger where these duplicate postings were made. The journal entry above is the result of cleaning up the duplicate liability and expense accounts. This adjustment impacted only the 4th quarter 2004, and is based on Management’s best assessment at December 31, 2004.

29	Cost of services	5110-0000	138,430				(138,430)	(138,430)	(138,430)	(138,430)
	Accrued Other	2705-0000		138,430		138,430					(138,430)
	After closing the books and during the course of the Audit, Management reviewed its accruals, searching for additional unrecorded liabilities and identified that certain charges for services rendered related to the 4th Quarter was not vouchered nor set up as accruals at December 31, 2004. Management prepared an adjusting journal entry to record these expenses totaling $138,430 for services performed during the 4th Quarter 2004. This is based on Management’s best assessment at December 31, 2004.

30	SG&A - Legal Expense	6105-0000	84,242				(84,242)	(84,242)	(84,242)
	Accrued legal	2695-0000		84,242		84,242					(84,242)
	After closing the books and during the course of the Audit, Management reviewed its accruals, searching for additional unrecorded liabilities and determined that a legal bill for services provided by the Company’s Law Firm during December 2004 was not accrued. (Relates to Adjusting Journal Entry # 27 above.) Management prepared an adjusting journal entry to accrue the expense of $84,242. This is based on Management’s best assessment at December 31, 2004.

PROPOSED ADJUSTING JOURNAL ENTRIES

Client	Aegis Communications Group	Year End	December 31, 2004

PAJE #	Adjustment Description	Account Number	Proposed Journal Entry		Balance Sheet Effect			Pre-Tax Income	Net Income ***	Gross Profit	Working Capital	(Memo)
					Assets	Liabilities	Equity
			Debit	Credit	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	Current Year PAJEs

31	Restructuring Expense	6260-0000	39,645				(39,645)	(39,645)	(39,645)
	Fixed Asset Clearing	1635-0000		39,645	(39,645)
	After the Books were closed and during the Audit, Management reviewed the Fixed Asset Clearing account, where all Fixed Assets are Capitalized until all costs are incurred for individual or groupings of assets. Management determined that these assets related to the New York office space that was closed in the 4th Quarter 2004. This was based on Management’s best estimate of the facts at December 31, 2004.

32	Fixed Asset - Leasehold Improvement	1625-0000	481,960		481,960
	Current Other Accrued Liabilities	2705-0000		68,852		68,852					(68,852)
	L-T Other Accrued Liability	3000-000		372,945		372,945
	Rent Expense	5905-0000		40,163			40,163	40,163	40,163
	In December 2004 the Company received $481,960 from its New York City Landlord as reimbursement for costs the Company incurred to build out the premises. The initial treatment recorded by the Company was to reduce the Fixed Asset Leasehold Improvement account by the amount received to build out the premises and then amortize the balance. After the closing of the books, Management determined that proper accounting would be to reverse the amount received from the Fixed Asset Leasehold account and record a liability which would be amortized against and reduce the rent expense monthly over the seven year term of the lease. This impacted only the 4th Quarter 2004, and is based on Management’s best assessment as of December 31, 2004. (Refer to entry # 17 for additional information.)

33	SGA - Property Taxes	5500	39,583				(39,583)	(39,583)	(39,583)
	Accrued Property Taxes	2700		39,583		39,583					(39,583)
	After closing of books, Management determined that it needed to adjust its accrual for property taxes. The Company prepared an analysis of its property taxes payable as of December 31, 2004. This is a 4th quarter item only and no impact to any prior quarters. This impacted only the 4th Quarter 2004, and is based on Management’s best assessment at December 31, 2004.

34	Income Tax Expense	6501	145,005				(145,005)		(145,005)
	SGA - Franchise Taxes	5600		145,005			145,005	145,005	145,005
	After closing of the books it was determined by Management that a reclassification of state income taxes was needed from Selling, General & Administrative expenses to Tax expense. Management reviewed and reclassified $145,005 of state income taxes from several Selling, General & Administrative accounts. This is based on Management’s best assessment at December 31, 2004.

PROPOSED ADJUSTING JOURNAL ENTRIES

Client	Aegis Communications Group	Year End	December 31, 2004

					Balance Sheet Effect
PAJE #	Adjustment Description	Account Number	Proposed Journal Entry		Assets	Liabilities	Equity	Pre-Tax Income	Net Income ***	Gross Profit	Working Capital	(Memo)
			Debit	Credit	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	Current Year PAJEs
35	Current Maturities Long Term Debt	2312-0000	3,125,883			(3,125,883)					3,125,883	Net of Discount
	LTD DB	2921-0000		184,950		184,950
	LTD Essar	2922-0000		2,940,933		2,940,933
	Discount on Note Current	2924-0000		231,000		231,000					N/A
	Discount on note Long-term	2924-0000	231,000			(231,000)
	During the First quarter of 2005, Management had negotiated with debt holders, Deutsche Bank and Essar Global Limited, to renegotiate the due dates of certain loan payments. The parties agreed to various maturity dates starting in April 2006 and continuing through August 2007. Upon completing the negotiations, Management reclassified the current portion of L/T Debt to long-term funded debt for $3,125,883 along with the related current portion of Discount on Notes Payable of $231,000. This impacts only the 4th quarter 2004 as the agreement was made during the closing of the year end statements, and reflects Management’s best assessment at December 31, 2004.

36	Amortization Expense on Deferred Finance Fees	6632-0000	68,725				(68,725)	(68,725)	(68,725)
	Amortization - Deferred Financing Costs	1810-0000		68,725	(68,725)
	The Company had historically accounted for the amortization of deferred financing fees utilizing the straight line method determining that it was a reasonable approximation of the effective interest rate method. At December 31, 2004 after the books were closed, Management determined that the straight line method no longer provided similar results when compared to the effective interest rate method. Management recorded additional amortization expense of $68,725 while decreasing the remaining unamortized balance of deferred financing fees from $338,181 to $269,456. This entry impacted the 2nd and 3rd quarters 2004, but was deemed immaterial for adjustment. This was Management’s best assessment at December 31, 2004.											See Aegis Communications Group Analysis Journal Entries detail attached showing any potential impact to prior reporting periods.

37	Rent Expense	5905-0000	221,000				(221,000)	(221,000)	(221,000)
	Deferred Grant Proceeds	3107-0000		221,000		221,000
	During the 4th Quarter the Company received a $884,000 grant from the City of New York. The Grant requires that the Company have in place 250 fulltime employees in the premises by December 31, 2005. At December 31, 2004 Management determined that it may not meet the requirements of the Grant and recorded an accrual totaling $663,000 as a partial payback based on certain provisions of the Grant. After the books were closed it was determined that the full amount should have been accrued. Management increased its accrual by $221,000 to fully accrue for the potential payback of the whole grant. This impacted only the 4th Quarter 2004 and is based on Management’s best assessment at December 31, 2004.

PROPOSED ADJUSTING JOURNAL ENTRIES

Client Aegis Communications Group							Year End December 31, 2004
					Balance Sheet Effect
PAJE #	Adjustment Description	Account Number	Proposed Journal Entry		Assets	Liabilities	Equity	Pre-Tax Income	Net Income ***	Gross Profit	Working Capital	(Memo)
			Debit	Credit	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)	Increase (Decrease)
	Current Year PAJEs

38	Office, Furniture and Fixtures	1605-0000	41,158		41,158
	Computer Equipment	1610-0000	2,374,497		2,374,497
	Software	1615-0000	24,701		24,701
	Telephone Equipment	1620-0000		3,197,289	(3,197,289)
	Leasehold Improvements	1625-0000	756,934		756,934
	In reviewing the Accounting records for Fixed Assets after the books were closed, Management reconciled the summary and detailed sub-ledgers to the control general ledger account. During the reconciliation, management prepared a walk forward of the balances tracking additions and dispositions/retirement in the subsidiary ledgers. The walk forward provided the following journal entry to adjust sub ledger balances in the Fixed Asset Accounts. This is a 4th quarter 2004 entry within the Fixed Asset Accounts, and impacts only the 4th Quarter 2004. This is based on Management’s best assessment at December 31, 2004.

39	Accumulated Amortization	1810-0000	23,950		23,950
	Deferred Financing Fees	1806-0000		23,950	(23,950)
	In reviewing the Accounting records related to the deferred financing fees, it was noted that there was a duplicate item charged to Deferred Financing Fees with a direct offset in same journal entry against the Accumulated Amortization Account for $23,950. Upon that review, the Company recorded a journal entry to reverse that impact by Debiting the Accumulated Amortization and Crediting the Deferred Financing Fees Account. This impacted only the 4th Quarter 2004 and is based on Management’s best assessment at December 31, 2004.

PAJE Totals			13,232,269	13,232,268	(954,713)	(1,123,474)	168,760	313,765	168,760	(113,831)	2,986,013	—

Reported Pre-tax Income (Loss) and Net Loss								22,095,000	22,240,000

Percentage Impact								1.4%	0.8%